                                                                 EXHIBIT 13.1


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                                   FORM 10-K

                 ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1995        Commission File No. 0-19312
                          -----------------        ---------------------------


                                 MEDAREX, INC.
                                 -------------
             (Exact name of registrant as specified in its charter)

           New Jersey                                        22-2822175
           ----------                                        ----------
(State or other jurisdiction of                              (IRS Employer
incorporation or organization)                               Identification No.)

1545 Route 22 East, Annandale, New Jersey                    08801-0953
-----------------------------------------                    ----------
(Address of principal executive offices)                     (Zip Code)

Registrant's telephone number, including area code:    (908) 713-6001
                                                       --------------

Securities registered pursuant to Section 12(b) of the Act:  None
Securities registered pursuant to Section 12(g) of the Act:

     Title of each class              Name of each exchange on which registered
     -------------------              -----------------------------------------

Common Stock ($0.01 par value)        The Nasdaq Stock Market under symbol MEDX
Redeemable Warrants to purchase       The Nasdaq Stock Market under symbol MEDXW
Common Stock


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                                 Yes   X    No
                                      ---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.


                                       X
                                      ---

As of December 31, 1995, the registrant had outstanding 11,858,626 shares of Common Stock, $0.01 par value ("Common Stock"), which is registrant's only class of Common Stock.

The aggregate market value of registrant's Common Stock held by non-affiliates based on the closing price of $6.25 per share on February 21, 1996 was approximately $52,671,000.

                      DOCUMENTS INCORPORATED BY REFERENCE
 (Specific pages incorporated are identified under the applicable item herein)

Portions of the registrant's definitive Proxy Statement for the annual meeting of stockholders to be held on May 16, 1996 (the "Proxy Statement") are incorporated by reference in Part III of this Report. Other documents incorporated by reference in this report are listed in the Exhibit Index.

                                     PART I

ITEM 1.  BUSINESS[PRIVATE]

GENERAL

  Medarex, Inc. ("Medarex" or the "Company") is a biotechnology company developing therapeutic products for cancer, AIDS and other life-threatening diseases based on proprietary technology in the field of immunology. Medarex's products are designed either to enhance and direct a specific immune response or to block or diminish an undesirable immunological activity. The Company's broad technology platform has led to several products now in clinical trials and to two strategic alliances and has the potential to provide the foundation for new products and new strategic alliances in various therapeutic areas. At present, the Company has five products in ten human clinical trials for the treatment of breast cancer, head and neck cancer and a variety of other solid tumor cancers, leukemia and AIDS. The Company is developing two of its products through strategic alliances with Ciba-Geigy, Limited, of Basel Switzerland ("Ciba") and Merck KGaA, of Darmstadt, Germany ("E. Merck").

  The Company's principal products under development are bispecific; that is, they are designed to attach to both disease targets and immune system killer cells simultaneously. This dual binding ability is essentially a target-trigger combination in which one portion of the Bispecific binds to a Trigger molecule on killer cells and the other targets and binds to the tumor cell or infectious agent (a "pathogen") to be eliminated. After joining the killer cell and the tumor cell or pathogen, the Bispecific triggers the killer cell's destruction of the target. Based on early clinical trial results, management believes that its Bispecifics have the potential to cause the destruction of tumors and pathogens that ordinarily might escape detection by the body's immune system.

  The Trigger portion of the Company's Bispecific products may be linked to a variety of different targeting mechanisms, such as recombinant proteins, single chain antibodies and antibody fragments. For this reason, the Company believes that its Bispecifics may be designed for the treatment of a wide range of cancers, viruses, bacteria and parasites. The Company has patented the Trigger molecule and has obtained licenses to a number of targeting mechanisms.

  In May 1995, the Company entered into a strategic alliance with Ciba pursuant to which Ciba obtained a worldwide exclusive license to MDX-210, the Company's Bispecific therapeutic for tumors that overexpress an antigen known as HER-2. These tumors include a significant number of breast, ovarian, prostate and other tumors. MDX-210 is currently in Phase I/II clinical trials. In 1994, the Company entered into a collaborative arrangement with E. Merck pursuant to which the Company is developing MDX-447 for the treatment of cancers that overexpress the epidermal growth factor receptor ("EGF-R"). Cancers in which EGF-R is overexpressed include head and neck, breast, brain, non-small cell lung and bladder tumors. MDX-447 is currently in Phase I/II clinical trials. Medarex is currently in discussions with biotechnology and pharmaceutical companies and academic institutions to establish collaborations for the creation and development of additional Bispecific products.

  The Company believes that its Bispecific products may also act as therapeutic vaccines. In addition to destroying the target cells, they may stimulate the patient's own immune system to generate a further active immune response leading to the production of specific antibodies and killer cells that may cause on-going destruction of the tumor or pathogen. Research programs are also underway to develop Bispecific products as tumor vaccines. In addition, Medarex is developing a product, MDX-33, that may be useful to treat patients with certain autoimmune diseases. This product may diminish the triggering function on various killer cells, potentially diminishing the autoimmune activity. Medarex is actively seeking a corporate partner for the development of MDX-33.

TECHNOLOGY OVERVIEW

  One of the body's natural defenses against disease is the creation of antibodies by the body's immune system. Based on immune responses over one's lifetime either to infections or vaccinations, adults typically have a large number of antibodies (exceeding 1020) present in their bodies. These antibodies are proteins that seek out, recognize and bind to a particular site on cells, viruses and other organisms (each, an "antigen") in a highly specific manner, one that can be likened to a key fitting into a lock. Each antibody detects and binds to a particular antigen. It is this specificity that makes antibodies potentially useful in various therapeutic applications.

  A monoclonal antibody is a type of antibody produced from a single cell known as a hybridoma. The growth of a hybridoma allows the continuous production of a single type of monoclonal antibody over an indefinite period of time. All antibodies produced by the same hybridoma are identical; they bind to the same antigen in exactly the same way. The advent of monoclonal antibodies in 1975 created interest among scientists and physicians who believed that this new development could be used to treat cancer and other illnesses by directing therapy to tumor cells as well as viruses, bacteria and parasites. Since that time, scientists have attempted to design therapeutic products based upon monoclonal antibodies, and researchers have produced a number of these monoclonal antibodies that bind to tumors or pathogens. The results of numerous clinical trials, however, have demonstrated that simply injecting monoclonal antibodies into the bloodstream of cancer patients has not often had meaningful therapeutic effects.

  To create a therapeutic effect, an antibody must not only attach itself to a tumor cell or pathogen but must also stimulate a response by other components of the immune system to kill the tumor cell or pathogen. Typically, this occurs when the antibodies attract the attention of killer cells - white blood cells such as macrophages, monocytes and neutrophils (collectively, "macrophages"). Macrophages are natural immune cells of the body whose normal role is the elimination of foreign pathogens such as viruses and bacteria. To signal a macrophage to kill a particular target, an antibody must not only attach to its target, but must also bind to a trigger molecule on the surface of the macrophage. This trigger molecule is known as an Fc receptor. Fc receptors are involved in clearance of antibody bound pathogens and target cells. Three different classes of human Fc receptors which bind IgG have been defined, utilizing antibody subtypes that are specific for each. The type I Fc receptor is highly expressed on monocytes and macrophages and binds human immunoglobulin
(IgG) with high affinity. The type I Fc receptor is the only Fc receptor that has been demonstrated to mediate killing of tumor cell targets in vitro by all cells on which it is found in the body. Throughout this document, the use of the word "Fc receptor" refers only to the type I Fc receptor. It is only when the antibody binds simultaneously both to its target and to an Fc receptor on a macrophage that the macrophage responds by destroying the target.

  The Fc receptor is found on large numbers of killer cells such as macrophages and monocytes and can be activated on neutrophils and dendritic cells. The Fc receptor is a trigger molecule that can initiate an immunological chain reaction leading to various activities, including specific target cell killing, phagocytosis, release of cytokines and antigen presentation. These activities involve not only the Fc receptor-bearing killer cells, but also through their actions, helper T cells, cytotoxic (killer) T cells, B cells and antibody production. Phagocytosis involves internalizing the pathogen and breaking it down into fragments, which are then transported to the surface of the killer cell and "presented" to helper T cells and B cells. This process, known as antigen presentation, can lead to the production of cytotoxic T cells and antibodies specific to the pathogen. Conventional vaccines typically employ this process to induce protective immunity against a wide variety of diseases.

  The Company believes that few monoclonal antibody-based therapeutics have succeeded in linking a tumor or pathogen to the Fc receptors in a way that has a clinically significant therapeutic effect in patients. Only one antibody at a time can bind at the normal binding site of an Fc receptor, and normally all Fc receptors are fully occupied by circulating antibodies (most of which are not attached to any pathogen). Monoclonal antibodies that are given to a patient for the treatment of a disease, whether the treatment is designed for cancer, an infectious disease or an autoimmune condition, must therefore compete with the vast number of normal antibodies present in the body, many of which are capable of attaching themselves to a triggering Fc receptor. The Company believes that this "antibody-blockade" has impeded monoclonal antibodies from being therapeutically effective. The Company also believes that it is difficult to inject patients with enough antibodies to overcome the effects of antibody-blockade. Furthermore, many of the monoclonal antibodies that have been used for therapy are rapidly cleared from the body because they appear as foreign substances to the immune system, and thus have only a short time in which to attach to Fc receptors. Finally many of the earliest murine

(i.e., mouse derived) monoclonals interacted poorly, if at all, with human Fc receptors. Human and humanized antibodies were designed to overcome the deficiencies of murine antibodies. They are capable of binding to and triggering Fc receptors, but that binding may be inefficient because the monoclonals must compete with the antibody-blockade. Accordingly, even these human and humanized antibodies have not often demonstrated an ability to mediate a potent immunological cascade.

MEDAREX'S TECHNOLOGY

  Medarex's Bispecifics typically consist of two antibody fragments, each of which is specific for a different site, that are fused into a "bispecific" antibody. The "Trigger" fragment, which is a humanized antibody fragment proprietary to Medarex, is specific for the Fc receptor, and consequently is capable of binding to and triggering a macrophage. The "target" fragment, which is licensed to Medarex by a third party, is specific for a particular antigen on a tumor cell or pathogen, depending on the target fragment utilized. The Company's Bispecifics, therefore, are designed to bind to a specific type of tumor cell or pathogen and to a killer cell, triggering the destruction by the killer cell of the target.

  Based on early clinical trial results, the Company believes that its Bispecific technology differs from conventional antibody technology in that it involves an approach that circumvents the antibody-blockade. Medarex's Bispecific products can attach directly to Fc receptors without competition from natural antibodies because they bind at a site that is separate from the normal binding site. Data from clinical trials has shown that a large percentage of the patient's monocytes can be "armed" with thousands of Bispecifics within minutes after the infusion of a few milligrams of the product. When the targeting component of the Bispecific binds to a tumor or pathogen, the killer cell may be triggered to destroy the target and to commence the process of antigen presentation. The Bispecific products may thus combine the potential for cell killing (cytotoxicity) with antigen presentation (vaccinating the patients against their own disease). By their potential ability to combine targeted cell killing with antigen presentation, Bispecifics are designed to be more efficient than monoclonal antibodies and to have a more comprehensive and enduring effect than other therapeutic agents designed only to destroy tumor cells or pathogens.

  The Company believes its anti-tumor therapeutic products may also be employed as therapeutic vaccines. Based on clinical trial results, management believes that these products may cause the presentation of tumor-associated antigens that are different from the originally targeted antigen. This same approach may be employed in developing therapeutic vaccines for infectious diseases, and it may also be used to induce the presentation of antigens that are normally difficult to present when conventional adjuvants are used.

  In addition to Bispecific products, the Company's other primary approach to fighting disease causes targeted cells to be killed by activating the complement cascade. This approach is currently being used in clinical trials to treat acute myeloid leukemia ("AML") patients. In general, the complement system consists of a series of protein factors and enzymes that can be activated in a cascade to attack antibody-coated targets.

MARKET OVERVIEW

  CANCER. The Company has targeted the following cancer indications for treatment with its therapeutic products.

  Breast Cancer. The American Cancer Society (the "ACS")/1/ estimated that approximately 183,400 new cases of breast cancer would be diagnosed in the United States in 1995. Current treatments have extended the five-year survival rate for localized breast cancer to 93%. If the breast cancer has spread regionally, however, the five-year survival rate is 72% and for persons with distant metastases, the five-year survival rate is 18%, according to the ACS.

/1/  Source: "American Cancer Society Facts and Figures-1995."

  Ovarian Cancer. The ACS estimated that approximately 26,600 new cases of ovarian cancer would be diagnosed in the United States in 1995. Current treatments include surgical removal of one or both ovaries, the uterus and the fallopian tubes as well as radiation and drug therapy. According to the ACS, ovarian cancer is the leading cause of death for cancers of the female reproductive system, and the overall five-year survival rate is 41%.

  Prostate Cancer. The ACS estimated that approximately 244,000 new cases of prostate cancer would be diagnosed in the United States in 1995. Current treatment options include surgery, radiation and/or hormones and anti-cancer drugs. Prostate cancer is the second leading cause of cancer death in men, resulting in an estimated 40,400 deaths in 1995 in the United States.

  Colon Cancer. The ACS estimated that approximately 138,200 new cases of colon cancer would be diagnosed in the United States in 1995. Five-year survival, if detected early, is 92%. After the cancer has spread locally, the survival rate decreases to 61%, and patients with distant metastases have less that a 7% chance of survival.

  Gastric, Lung, Head and Neck and Bladder Cancer. The ACS estimated that approximately 22,800 new cases of gastric cancer, 169,900 of lung cancer (of which non-small cell lung cancer is a subset), 40,250 of head and neck cancers and 50,500 of bladder cancers would be diagnosed in the United States in 1995.

  Melanoma, Glioma and Neuroblastoma. The ACS estimated that approximately 34,100 new cases of melanoma and approximately 17,200 new cases of glioma and neuroblastoma would be diagnosed in the United States in 1995. Melanoma is the most fatal form of skin cancer and glioma and neuroblastoma are forms of cancer affecting the brain and nervous system.

  Leukemia. AML is a cancer affecting certain white blood cells. The ACS estimated that approximately 11,000 AML patients would be diagnosed in the United States in 1995. The disease spreads rapidly and median survival with conventional therapy is approximately one year.

INFECTIOUS AND AUTOIMMUNE DISEASES. The Company has targeted the following infectious and autoimmune diseases for treatment with its therapeutic products.

  AIDS. The number of positively diagnosed cases of AIDS and infection by the virus that causes AIDS, HIV, has increased significantly since the disease was first identified in 1981. According to the Pan American Health Organization ("PAHO"), as of December 10, 1994 there had been 387,809 AIDS cases in the United States. In addition, the PAHO estimates that more than one million people in the United States, and 13 to 15 million people world-wide are currently infected with HIV. The PAHO estimates that as of December 10, 1994 approximately 235,240 people had died of AIDS and related syndromes in the United States.

  Idiopathic Thrombocytopenia Purpura. ITP is an autoimmune condition in which a patient's platelets are destroyed by the patient's own immune system. According to Department of Health and Human Services, there were approximately 150,000 primary, secondary and other unspecified thrombocytopenias in the United States in 1992.

COMPANY'S PRODUCTS

  The following table outlines the Company's products and current development status.



                                                  Development       Commercial
          Product              Indications          Status            Rights
---------------------------  ----------------  -----------------  --------------
CANCER PRODUCTS
MDX-210                      Breast, ovarian,     Phase I/II          Ciba -
                                 prostate                           Worldwide

MDX-447                      Head and neck        Phase I/II      Medarex - U.S.
                                                                    E. Merck -
                                                                      Europe
                                                                    Medarex/E.
                                                                   Merck - all
                                                                   other areas
MDX-260                      Melanoma and        Pre-clinical        Medarex
                             glioma
MDX-11                       Leukemia - in         Phase II          Medarex
MDX-22                             vivo
                             Leukemia - bone       Phase II          Medarex
                              marrow purging
Tumor vaccines               Various tumors        Research          Medarex
INFECTIOUS DISEASES
MDX-240                      AIDS                 Phase I/II         Medarex
AUTOIMMUNE DISEASES
MDX-33                       ITP                 Pre-clinical        Medarex
--------------------------------------------------------------------------------

  BISPECIFIC CANCER PRODUCTS. Each of the Company's Bispecific therapeutic products for cancer targets a different antigen. MDX-210, MDX-447 and MDX-260 are all antigen-specific products and may be useful in the treatment of the various forms of cancer in which their specific antigen targets are highly expressed.

  MDX-210: Breast Cancer and other HER-2 Overexpressing Tumors. The Company is developing MDX-210, a Bispecific product designed to treat tumors that overexpress the antigen HER-2. MDX-210 combines the Company's proprietary Trigger antibody fragment with a targeting antibody fragment specific for the HER-2 antigen. Researchers have discovered that HER-2 is overexpressed in breast, ovarian, prostate, colon and other cancers, and, with respect to breast cancer, is generally associated with poor prognosis for survival. In May 1995, the Company entered into a collaborative agreement with Ciba providing for the development and commercialization of MDX-210. Pursuant to this collaboration, the Company has granted to Ciba worldwide marketing rights. The targeting component used in this product is licensed to the Company by Chiron Corporation. In October 1993, the Company was granted orphan drug designation for MDX-210 for the treatment of ovarian cancer.

  During 1994, a Phase I/II clinical trial for MDX-210 was completed at Dartmouth Medical School ("Dartmouth Medical") pursuant to an investigator-sponsored IND application. These results indicated that MDX-210 has been well tolerated, had bound to macrophages in vivo, had induced an immune response at all dose levels as measured by the binding of MDX-210 to white blood cells and the release of biologically significant quantities of cytokines and had induced certain tumor shrinkage or other clinical responses in two of the ten patients with measurable tumors. Based on the results of this early clinical trial, the Company launched the following six additional Phase I/II MDX-210 trials alone or in combination with cytokines. A total of approximately 75 to 100 patients are expected to be treated in these trials.

     National Cancer Institute--a multi-dose, dose-escalating study commenced in 1995 in patients with various types of HER-2 positive tumors, but with a concentration on breast cancer tumors.

     Dartmouth Medical--a multi-dose, dose-escalating study commenced in 1995 in patients with HER-2 positive prostate cancer. This trial is co-sponsored by CaP CURE (The Association for the Cure of Cancer of the Prostate), which is principally funded by Michael Milken's family foundation.

     University Erlangen, Germany--a single dose, dose-escalating study in combination with G-CSF commenced in 1994 in patients with HER-2 positive breast cancer.

     University of Southern California--a multi-dose, dose-escalating study in combination with G-CSF commenced in 1995 in patients with HER-2 positive breast cancer. This trial is being co-sponsored by Amgen, Inc.

     Georgetown University--a multi-dose, dose-escalating study in combination with GM-CSF commenced in 1995 in patients with various types of HER-2 positive tumors.

     Dartmouth Medical--a multi-dose, dose-escalating study in combination with gamma interferon commenced in 1995 in patients with HER-2 positive breast cancer.

  The Company's MDX-210 Bispecific currently undergoing clinical trials consists of humanized Trigger component and a murine target component. The Company had previously conducted a Phase II clinical trial of an entirely murine version of MDX-210.

  MDX-447: Head and Neck and other EGF-R Expressing Cancers. The Company is developing a Bispecific product known as MDX-447 for the treatment of cancers that overexpress the antigen EGF-R. This development project is being conducted pursuant to a collaborative arrangement with E. Merck. MDX-447 is designed to induce tumor cell killing by simultaneously binding to a protein known as EGF-R found on the surface of various types of tumors and to Fc receptors on macrophages and other white blood cells. The Trigger and target components of MDX-447 are both humanized. EGF-R has been found to be over-expressed in a significant percentage of head and neck, breast, brain, non-small cell lung and bladder tumors. The EGF-R targeting component was contributed to the collaboration by E. Merck. A Phase I/II clinical trial of MDX-447 to treat cancers that overexpress EGF-R, particularly head and neck cancers, commenced in 1995 at the Memorial Sloan-Kettering Cancer Center.

  MDX-260: Melanoma and Glioma. The Company is developing a Bispecific therapeutic product, designated MDX-260, that targets GD-2, an antigen found on melanomas, gliomas and neuroblastomas. The targeting component for this product has been licensed from researchers at the University of Vaudrois in Switzerland. Initial pre-clinical studies have recently been completed at the Institut Curie in Paris, France.

  OTHER CANCER PRODUCTS. The Company is also developing therapeutic products which activate the complement cascade, which consists of a series of protein factors and enzymes that can attack certain diseased cells, as well as tumor vaccines.

  MDX-11 and MDX-22: Leukemia. Medarex is developing two therapeutic products, designated MDX-11 and MDX-22, for the treatment of AML, a usually fatal form of cancer. Some cancers, including AML, spread to the bone marrow and become extremely difficult to treat successfully. The bone marrow is the tissue in the body responsible for regenerating the cells of the immune system. If the marrow is subjected to high doses of conventional therapies such as chemotherapy or radiation, the marrow's vital stem cells, necessary for immune cell regeneration, will often be eliminated, and the patient may suffer a life-threatening immune deficiency. Yet, if the cancer cells in the bone marrow are left untreated, the cancer is likely to recur.

  MDX-11 is a therapeutic product for AML that specifically binds to leukemia cells and is designed to cause their destruction by triggering the body's natural complement system, a cascade of serum proteins that results in cell destruction. In a multi-center Phase I/II trial of 16 patients suffering from advanced or secondary AML, MDX-11 was generally well tolerated. In addition, results from the clinical study demonstrated that treatment with MDX-11 alone caused the destruction of an average of 90% of circulating leukemia cells in half of the patients. Phase II clinical trials of MDX-11 commenced during 1994. In 1991, the Company was granted an orphan drug designation for MDX-11 for the treatment of AML.

  MDX-22, the Company's other AML product, is intended to be used as an ex vivo therapy during bone marrow transplants. This product has been tested in clinical trials under an investigator-sponsored IND at Dartmouth Medical and other institutions since 1983. The treatment involves removing a patient's own bone marrow and purging it of cancer cells by exposing the bone marrow to MDX-22. After the patient has received high levels of conventional chemotherapy and, in certain circumstances, radiation therapy, the purged bone marrow is returned in an effort to re-establish the patient's immune system. The use of the patient's own marrow eliminates the difficulty of finding an appropriately matched donor and the complications frequently associated with use of donated marrow, such as graft-versus-host disease. Phase II clinical trials of MDX-22 are in progress. The results from the first 65 patients indicated a significant improvement in the proportion of patients surviving long-term when compared to conventional chemotherapeutic regimens in the absence of bone marrow transplantation. In 1990 the Company was granted orphan drug designation for MDX-22 for the treatment of AML.

  Tumor Vaccines. Results of recent clinical trials have suggested that Medarex's Bispecifics have stimulated antigen presentation and an endogenous anti-tumor response in some of the patients. Recent studies in transgenic mice that express the human Fc receptor have also shown that antigen presentation via the Fc receptor can induce an immune response to the antigen. Several tumor-associated antigens have been identified, and the Company is now making genetically constructed Bispecific fusion proteins which may be employed as therapeutic vaccines for cancer patients.

  INFECTIOUS AND AUTOIMMUNE DISEASES. The Company is developing two products for the treatment of certain infectious and autoimmune diseases.

  MDX-240: AIDS. The Company is developing a Bispecific product, designated MDX-240, for the treatment of AIDS. HIV is the virus that infects blood cells that have a receptor known as CD4 on their surfaces, and it appears that this infection is responsible for the onset of AIDS. Antiviral materials currently approved by the FDA for the treatment of AIDS seek to inhibit viral activity or related symptoms of the disease, but to date they have not been shown to be as clinically effective in eliminating HIV or HIV-infected cells as many researchers had hoped.

  MDX-240 is composed of the Company's Trigger molecule linked to a targeting component that binds to HIV. The targeting component is a human antibody to a portion of the virus known as GP-41. This product is designed to direct macrophages to neutralize HIV as well as HIV-infected cells in the body. In vitro studies suggest that macrophages may be able to neutralize HIV when HIV is targeted for interaction with Fc receptors through Bispecifics. Such studies have been conducted by scientists at the Company and at Dartmouth Medical as well as by a team of scientists affiliated with the Institut Pasteur in Paris, France. In 1994, the Company's clinical investigators in France and Belgium began a Phase I/II trial of a Bispecific product, designated MDX-240, for the treatment of AIDS.

  MDX-33: Idiopathic Thrombocytopenia Purpura. The Company is developing a therapeutic product, designated MDX-33, for the treatment of ITP, an autoimmune condition in which patients' platelets are destroyed by their own immune systems. Conventional treatment includes steroids, removal of the spleen and high doses of intravenous IgG. The Company believes that intravenous IgG creates an antibody blockade by overwhelming the Fc receptors with extremely large quantities of antibodies, thus minimizing the effects of the auto-antibodies.

  MDX-33 may diminish the ability of various killer cells to phagocytose and destroy platelets by binding to Fc receptors in such a way as to temporarily remove many of the Fc receptors from the surface of the macrophage, potentially diminishing the autoimmune activity. By reducing the number of Fc receptors, MDX-33 is designed to achieve the same therapeutic result as provided by large quantities of intravenous IgG, and might eliminate or reduce the need for the human blood-derived products in the treatment of ITP. Pre-clinical studies of MDX-33 are currently being conducted by the Company. The Company is actively seeking a corporate partner for the development of MDX-33.

  Currently, the Company does not have any products in Phase III clinical trials and none of the Company's products has been approved by the FDA for marketing. Any such products will have to satisfy various FDA requirements, including but not limited to FDA approval prior to their commercial distribution. Such approval may take two to four years or more following submission of the requisite marketing application, if it is complete, and may never be obtained.

  The Company, as a development stage enterprise, has experienced operating losses in each year since its inception and expects its operating losses to increase at an accelerated rate over the next several years as the Company expands and accelerates its clinical trials and product development efforts.

CORPORATE COLLABORATIONS

  Medarex is actively pursuing the establishment of strategic alliances with major biotechnology and pharmaceutical companies. One such relationship was established in 1995 with Ciba and another was established in 1994 with E. Merck.

  Ciba-Geigy, Limited. On May 17, 1995, the Company announced a collaborative arrangement with Ciba to develop and market the Company's MDX-210 Bispecific. This collaboration provides for the joint development of MDX-210 by the two companies. Medarex is primarily responsible for Phase II clinical trials; thereafter, Ciba is primarily responsible for Phase III clinical trials, regulatory approvals and commercial launch. Under the terms of the arrangement, on June 28, 1995, the Company sold 899,888 shares of Common Stock to Ciba for an aggregate purchase price of $4,000,000. The Company also granted Ciba worldwide exclusive rights to MDX-210 subject to Ciba's election to purchase additional equity in the amount of $4,000,000, make milestone and research and development payments of up to $31 million and pay royalties on product sales. In such event, Ciba would be responsible for all Phase III clinical trial and market launch costs of MDX-210. The Company has certain rights with respect to the manufacture of the product. There can be no assurances that additional funding will be received from Ciba.

  Merck KGaA. Under the terms of the E. Merck collaboration (the "Collaboration"), E. Merck's EGF-R targeting mechanism is being combined with the Company's Trigger mechanism to form MDX-447, a Bispecific product being developed for the treatment of head, neck and other EGF-R overexpressing cancers. In 1994, E. Merck purchased 450,000 shares of Common Stock at $7.00 per share for an aggregate purchase price of $3.15 million in lieu of research and development funding. E. Merck may also provide up to $1.25 million to fund further clinical trials. Upon the achievement of certain milestones, E. Merck may provide the Company with up to $25 million (the "Additional Funding") to fund Phase III clinical trials. E. Merck has the option, upon the commencement of the Additional Funding, to purchase 1.0 million shares of the Company's Common Stock at a price of $12.50 per share for an aggregate purchase price of $12.5 million to satisfy half of its Additional Funding obligation. E. Merck has certain additional rights to purchase the Company's Common Stock at a price of $15.00 per share to obtain an ownership interest of up to 10% of the Company's Common Stock on a fully diluted basis. After E. Merck's funding of $29 million of the Collaboration, the parties will share future development costs equally. There can be no assurance that the applicable milestones will be achieved or that additional funding will be received from E. Merck.

  The Company has the exclusive commercialization rights in the United States, subject to royalties payable to E. Merck, for the EGF-R Bispecific and any other Bispecific developed by this Collaboration. E. Merck has exclusive commercialization rights in Europe, subject to royalties payable to the Company, and the two companies jointly hold commercialization rights for the rest of the world. In addition to the EGF-R Bispecific, other products covered by the Collaboration are a Bispecific for the treatment of other tumors employing a different E. Merck targeting molecule and proprietary Bispecific technology developed by E. Merck capable of triggering the killing of tumors by T cells. The Collaboration does not cover any other of the Company's products.

RESEARCH AND DEVELOPMENT

  The Company focuses its research and development efforts on designing and developing its core technology and related products. Since its inception through December 31, 1995 the Company has expended $22,243,839 on its research and development efforts. The Company spent $3,797,542, $5,905,043 and $6,442,159 during the years ended December 31, 1993, 1994 and 1995, respectively, on activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques. All research and development costs in 1993 was funded by the Company. Three percent (3%) of

1994 research and development costs were funded by E. Merck. Twelve percent (12%) of 1995 research and development costs were funded by E. Merck and ten percent (10%) was funded by Ciba.

  Research Collaboration. The Company has obtained from Dartmouth Medical the exclusive worldwide rights (on a royalty-free basis) to the Trigger component of its Bispecific products. The Company also actively pursues opportunities to evaluate and possibly acquire form other companies and academic institutions targeting mechanisms that may be used in Bispecific therapeutic products.

  The Company has a license agreement with Chiron Corporation pursuant to which the Company obtained a license to two targeting molecules for use in ovarian and breast cancer. The Company's obligation to pay royalties expires on the 10th anniversary of the first sale of licensed products thereunder. Additional targeting molecules have been licensed to the Company and others are currently under evaluation.

  In addition, under the terms of a certain Financing Agreement dated December 1, 1993 ("Financing Agreement") and amended on January 17, 1995 (the "Amendment") by and among the Company, Immuno-Designed Molecules, S.A. ("IDM"), a biotechnology company based in France, and G. Musuri S.A., an investment and consulting company based in Spain, the Company has acquired an option for a period of three years to purchase the exclusive United States rights to a cellular therapy known as macrophage activated killer cells (MAKTM)/2/ when used in conjunction with Bispecifics or other protein-based targeting devices (Targeted Immuno-therapy) from IDM.

  MAK technology is designed to increase the therapeutic capacity of a patient's own white blood cells. MAKs have numerous potential applications, including possible use as cancer therapeutics in conjunction with the Company's Bispecifics.

  Additionally, the Company has acquired from IDM certain rights to possible gene therapy applications, where MAKs have the potential to act as gene carriers. MAK therapy has already begun clinical development and was well-tolerated in Phase I clinical trials conducted by IDM in Europe for the treatment of cancer. IDM is currently developing protocols for Phase II clinical trials to be conducted in Europe.

  The Company can exercise its option until December 1, 1996, for $600,000. The option expires on December 1, 1996. The Company will also shares, to the extent of 20% of fees over $960,000 until December 1, 1996, for the rights to MAK therapy other than for Targeted Immunotherapy in the United States. The Company has also appointed a representative to the IDM Board of Directors.

  Payment of the option fee may be made at the Company's option in cash or by the delivery of the Company's registered Common Stock having a fair market value equal to the amount of the option fee or any combination thereof and will be made in six equal monthly installments following the exercise of the option by the Company. The Company is also required to pay to IDM royalties equal to 10% of the sales of any of the Company's products based on the IDM technology.

  The Company has acquired stock, warrants to purchase stock and non-voting convertible debentures in IDM which could give the Company up to a 27% equity interest in IDM. In exchange for the option and its equity interest in IDM, the Company paid IDM approximately $414,000.

/2/  MAK is a trademark of IDM.

MARKETING, MANUFACTURING AND FACILITIES

  The Company's products fall into two groups: those intended to be marketed and sold by the Company and those expected to be marketed by licensees or distributors. The Company currently intends to market its products for EGF-R expressing cancers in the United States. The advanced stages of these diseases are treated primarily at Comprehensive Cancer Centers, 21 institutions specifically recognized by the National Cancer Institute with an especially broad approach to the treatment of cancer. The Company believes that a small sales force can successfully introduce and detail these products in this concentrated marketplace. Currently, the Company has no such sales force. The Company intends to develop its internal sales capacity as its first products progress toward commercialization.

  Medarex acknowledges that the successful manufacturing and marketing of some of its products is beyond the capabilities of all but the largest pharmaceutical organizations. For this reason, the Company plans to license to major pharmaceutical companies individual products serving very large markets or those that will be widely distributed geographically, if the products are approved by the FDA. The Company's MDX-210, which has been licensed to Ciba, and MDX-240 products are likely to fall into this category.

  The Company's product licensing strategy is to require its licensees to fund the Company's later stage development work on the licensed products. In addition to receiving royalties on sales, the Company may retain manufacturing and co-marketing or co-promotion rights to these products.

  The Company has leased approximately 45,000 square feet of laboratory, clinical trial production and office space in a modern facility on a research campus in Annandale, New Jersey, that was developed by Exxon Research and Engineering Company as its corporate research headquarters. Management believes that this facility is well suited for clinical-grade production of its products as it has in place most utilities required for clinical-grade production, including a production unit designed to meet cGMP standards. The initial term of the lease is five years and three months with an option to renew for on additional five-year period, except as to a 7,000 square foot portion of the premises housing the Company's corporate offices, the lease for which is terminable upon 60 days notice. The minimum annual lease commitment ranges between approximately $1,200,000 to $1,600,000, and the aggregate future minimum lease commitment as of December 31, 1995 over the remainder of the initial lease term was approximately $4,300,000.

  The Company is currently producing materials for its clinical trials in its existing facilities. However, the Company does not currently have the capability to manufacture its products under development in commercial quantities and has no experience in commercial-scale manufacturing.

  In 1994 and 1995, 35% and 45%, respectively, of the Company's total revenues were derived from E. Merck. Such revenues were derived from a collaborative arrangement with E. Merck dated March 30, 1994, pursuant to which the Company sold 450,000 shares of Common Stock to E. Merck at $7.00 per share, for an aggregate purchase price of $3,150,000. The sale of Common Stock was in lieu of research and development funding. The purchase price represented a premium of approximately $1,000,000 over the then fair market value of the Company's Common Stock. This premium represents consideration paid for clinical trial and research activities performed by the Company and has been amortized into income as the clinical trial and research activities were performed. At December 31, 1994, $200,000 was recognized as contract revenues and in 1995 $800,000 was recognized contract revenue. In 1995, 37% of the Company's total revenues were derived from Ciba. This revenue was the result of an arrangement made on June 28, 1995 where the Company sold 899,888 shares of Common Stock to Ciba-Geigy at $4.445 per share, for an aggregate purchase price of $4,000,000. The purchase price represented a premium of approximately $1,140,000 over the then fair market value of the Company's Common Stock. This premium represents consideration paid for research activities performed by the Company and is amortized into income as the clinical trial and research activities are performed. As of December 31, 1995, $666,667 has been recognized as contract revenues and $476,191 was included in the balance sheet as deferred contract revenue.

  No other single source accounted for more than 10% of the Company's total revenues for 1992, 1993 and 1994.

RESEARCH REAGENT PRODUCTS

  Since 1988, the Company has sold certain of its research reagents to universities, hospitals and research institutes for use in laboratory research. These research products are sold through advertisements in scientific journals and through distributors. The Company plans to continue these sales of research reagents as an adjunct to its continuing emphasis on its research and development of therapeutic products.

COMPETITION

  The areas of product development on which the Company has focused are intensely competitive. The Company's competitors include major pharmaceutical and chemical companies, specialized biotechnology firms, universities and research institutions. In addition, many specialized biotechnology firms have formed collaborations with large, established companies to support research, development and commercialization of products that may be competitive with those of the Company. Medarex depends upon its proprietary core technology, including its patented Trigger molecule, to compete in the therapeutic product market. The Company's competitive position also depends on its ability to attract and retain qualified personnel, develop effective proprietary products, implement production and marketing plans, obtain patent protection and secure sufficient capital resources.

  Technologies other than those involving Bispecifics can also be applied to the treatment of the diseases that the Company's products are designed to treat.
For example, immunoconjugates, monoclonal antibodies linked to toxins or radioactive isotopes, are being developed by others. However, the Company believes that such immunoconjugates are likely to be more toxic than the Company's products which use the body's own immune system to fight disease. In addition, the application of recombinant DNA technology to develop potential products consisting of proteins (cytokines) that occur normally in the body in small amounts has been underway for some time. Included in this group are Interleukin-2, interferons alpha, beta and gamma, tumor necrosis factor, colony stimulating factors and a number of other biological response modifiers.

  Continuing development of conventional chemotherapies and other materials by large pharmaceutical companies carries with it the potential for discovery of an agent active against various solid tumor cancers, HIV and AML, the markets upon which the Company has focused initially. The development of new treatment methods, whether based on monoclonal antibodies or on other technologies, could render the Company's technology and products under development uncompetitive or obsolete. In particular, the Company is aware that Genentech, Inc. and Chiron Corporation have published reports indicating that they are developing monoclonal antibody-based products targeting HER-2 that may be competitive with MDX-210. The Company is also aware that ImClone Systems, Inc. has published reports indicating that it is developing monoclonal antibody-based products targeting EGF-R that may be competitive with MDX-447. There can be no assurance that these or other conventional or novel products will not be developed and marketed, which could have a material adverse effect on the Company.

PATENTS, TRADEMARKS, TRADE SECRETS AND LICENSES

  General. Proprietary protection for the Company's products, processes and know-how is important to the Company's business. The Company's policy is to file patent applications to protect technology, inventions, and improvements that are considered important to the development of its business. The Company also relies upon trade secrets, know-how, and continuing technological innovation to develop and maintain its competitive position. The Company plans to aggressively prosecute and defend its patents and proprietary technology. The Company has obtained patents from the United States patent office, the European patent office and the patent offices of Australia, Canada, New Zealand and Israel, covering the Company's Bispecific products. The opposition period for the granted European patent, in general, expired on January 5, 1996. These patents have expiration dates from 2007 - 2010. Additional patent applications are pending throughout the world.

  The Company is prosecuting its applications with the United States Patent and Trademark Office, but the Company does not know whether any of its applications will result in the issuance of any patents or trademarks or, if any patents are issued, whether any issued patent or trademark will provide significant proprietary protection or will be circumvented or invalidated. The Company intends to file additional patent and trademark applications, when appropriate, relating to improvements in its technologies and other specific products.

  The patent positions of biopharmaceutical and biotechnology firms, including Medarex, are generally uncertain and involve complex legal and factual questions. No assurance can be given regarding the breadth or enforceability of claims allowed in these types of patents.

  Competitors or potential competitors have filed applications for, or have been issued, patents and may obtain additional patents and proprietary rights relating to materials or processes competitive with those of the Company. Accordingly, there can be no assurance that the Company's patent applications will result in patents being issued or that, if issued, the patents will afford protection against competitors with similar technology; nor can there be any assurance that others will not obtain patents which the Company would need to license or circumvent.

  The Company also relies upon unpatented trade secrets, and no assurance can be given that others will no independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its rights to its unpatented trade secrets.

  Medarex typically requires its employees, consultants, outside scientific collaborators and sponsored researchers to execute confidentiality agreements upon the commencement of employment or consulting relationships with the Company. These agreements provide that all confidential information developed or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be the exclusive property of the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets in the event of unauthorized use or disclosure of such information.

  Agreements with the Trustees of Dartmouth College ("Dartmouth"). Pursuant to a joint venture agreement with Dartmouth ("the Joint Venture"), the Company was formed to develop and commercialize certain technology originally developed over several years by the Company's founders and other scientists at Dartmouth Medical. Under the Joint Venture, the Company holds the rights to this technology together with any modifications or improvements to this technology made either by the Company or at Dartmouth Medical. The Company also has several agreements with Dartmouth which provide Medarex with rights to numerous Trigger and targeting mechanisms. The duration of these agreements with Dartmouth is perpetual. In particular, the Company has received from Dartmouth assignments of several Trigger mechanisms as well as certain targeting mechanisms for AML and other tumors. In return for the rights granted by Dartmouth to the Company in 1987, Dartmouth received 420,000 shares of Common Stock.

REGULATORY ISSUES

  General. The production and marketing of the Company's products and its research and development activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous federal regulation and, to the lesser extent, state regulation. The Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder, and other federal and state statutes, and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. Product development and approval within this regulatory scheme, if successful, will take a number of years and involve the expenditure of substantial resources.

  The Company's products and activities in the United States are regulated in accordance with the Federal Food, Drug and Cosmetic Act as well as the Public Health Service Act and other laws. The standard process required by the FDA before a therapeutic drug or biological agent may be marketed in the United States includes (i) preclinical laboratory and animal tests; (ii) submission to the FDA of an application for an IND, which must become effective before human clinical trials may commence; (iii) preliminary human clinical studies to evaluate the drug and its manner of use;
(iv) adequate and well-controlled human clinical trials to establish the safety and effectiveness of the drug (and, in the case of a biologic, its potency as well) for its intended indication; (v) submission to the FDA of a New Drug Application ("NDA") with respect to drugs and a Product License Application ("PLA") with respect to biologics; and (vi) FDA approval of the NDA or PLA prior to any commercial sale or shipment of the drug or biologic. As part of the NDA or PLA process, the manufacturer is required to accumulate, and submit to the FDA for review and approval, data concerning the safety and effectiveness (and, in the case of a biologic, potency) from laboratory testing and clinical studies, manufacturing, product stability and other studies. Each domestic manufacturing establishment must also be registered or licensed by the FDA.

  In the case of a given biological product, in addition to obtaining FDA approval of a PLA, the manufacturer must obtain approval of an Establishment License Application ("ELA"). A PLA and an ELA are submitted, reviewed and approved together and are issued by the FDA only to the same party. In order to hold an approved PLA and ELA for a biologic product, the Company must perform at least a significant portion of the manufacturing process, and any PLA and ELA the Company obtains will only cover the portion of the manufacturing process actually performed by the Company or under its direct control. In addition, any other companies performing any significant portion of the manufacturing of the Company's biologic products must also obtain a PLA and ELA for the portion of the manufacturing process they directly perform. If other companies will be responsible for any significant portion of the manufacturing process for the Company's products, the Company's ability to manufacture and market such products will be dependent on those companies' ability to obtain a PLA and ELA for the portion of the manufacturing process they perform. Furthermore, the Company's ability to continue to manufacture and market such products will be dependent on those companies continuing ability to perform the parts of the manufacturing process for which they are responsible. There can be no assurance that the Company, or any other companies involved in the manufacture of the Company's products, will be able to obtain or maintain the necessary FDA approvals or capacity to supply and manufacture such products.

  Domestic manufacturing establishments are subject to inspections by the FDA and by other federal agencies and by state and local agencies, and must comply with cGMP regulations as appropriate for production. If violations of applicable requirements are noted by the FDA during an inspection, distribution of clinical materials for investigational use or production lots for commercial use may be halted and, possibly, other sanctions imposed. Parenteral monoclonal antibody products are currently considered biologics and, therefore, are subject to regulation by the Center for Biologics Evaluation and Research within the FDA. Commercial marketing of the Company's products may occur only after approval of PLAs and ELAs following the submission of a complete application. The NDA or PLA/ELA internal review process frequently takes two to four years to complete, or longer. There can be no assurance of FDA approval at the end of such time, or ever. The FDA may require the Company to perform additional studies to gain approval which may take several years to complete.

  Under the Prescription Drug User Fee Act, the Company must pay FDA certain fees for reviewing the PLA or NDA, for each commercial manufacturing establishment it controls, and for each product it manufactures. These fees can be significant, the NDA and PLA review fee can exceed $200,000, although certain deferrals, waivers and reductions may be available. In addition, under that law and FDA regulations, each NDA or PLA submitted for FDA approval is reviewed during the 45 to 60 days following submission of the application for administrative completeness and reviewability. FDA can refuse to file any NDA or PLA that it deems incomplete or not easily reviewable. If FDA refuses to file an application, FDA will retain 25% percent of the user fee as a penalty. The Company may then resubmit the application, after incorporating the additional information or changes demanded by FDA, or request that the application be filed for substantive review over protest. In either case, the Company will be required to pay a new NDA or PLA review fee. There can be no assurances that any application submitted by the Company will be filed by FDA, and if filed will be approved.

  Moreover, the Company is, or may become, subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous substances, including radioactive materials and infectious disease agents used in conjunction with the Company's research work.

  Certain issues that have potential impact on future marketing of Medarex products are summarized in the following paragraphs.

  Research, Development and the Clinical Trials Process. The production of therapeutic products generally involves research, development and human clinical trials.

  Research refers to the discovery or identification of potential product candidates, initial work on new applications of technology and other associated discovery research.

  Development involves the further evaluation of biological functions, testing in pre-clinical models, improvement of laboratory scale production methods, and the performance of other work necessary to optimize product performance prior to the commencement of clinical testing in humans.

  Before a therapeutic product may be sold in the United States and other countries, clinical trials of the product must be conducted and the results submitted to the appropriate regulatory agencies for approval. In the United States, these clinical trial programs generally involve a three-phase process. Typically, Phase I studies are conducted in healthy volunteers or, on occasion, in patients afflicted with the target disease, to determine the early side effect profile and the pattern of drug distribution and metabolism. In Phase II, studies are conducted in groups of patients afflicted with the target disease to determine preliminary efficacy, optimal dosages and expanded evidence of the safety profile. In Phase III, large-scale clinical trials are conducted in patients with the target disease to provide sufficient data for the statistical proof of efficacy and safety required by federal regulatory agencies. Such Phase III trials must be well-controlled, and success of such trials often depends on the ability of the Company to ensure the required level of control is maintained. Maintenance of such control is very difficult, and there can be no assurance that the Company will be able to do so. The clinical trial process may take three to six years or more to complete and there can be no assurance that the data collected will demonstrate the product to be safe or effective, or will support FDA approval of the product.

  In the case of drugs for cancer and certain other diseases, the initial human testing may be done in patients rather than in healthy volunteers. Because these patients are already afflicted with the target disease, it is possible that such studies will provide results traditionally obtained in Phase II studies. These studies are referred to as "Phase I/II" studies. Notwithstanding the foregoing, even if patients are used in initial human testing and a "Phase I/II" study carried out, the sponsor is still responsible for obtaining all the data usually obtained in both Phase I and Phase II studies.

  The Company also will be subject to widely varying foreign regulations governing clinical trials and pharmaceutical sales. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in these countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The Company intends, to the extent possible, to rely on foreign licensees to obtain regulatory approval for marketing the Company's products in foreign countries. There is no assurance that such approvals will be obtained. In addition, under current law, there are significant restrictions on the export of products not approved by the FDA. There can be no assurance that the Company will be able to obtain the approvals necessary to export its products to other countries for commercial distribution.

  Regulatory approval to market a biologic or a new drug often takes a number of years and involves the expenditure of substantial resources. Approval time also depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments and the risks and benefits demonstrated in the clinical trials.

  Currently, the Company does not have any products in Phase III clinical trials and none of Company's products have been approved by the FDA for sale. Any such products will be subject to the requisite regulatory requirements prior to their commercial sale, which may take two to four years or more and may never be obtained.

  The Company, as a development stage enterprise, has experienced operating losses in each year since its inception and expects its operating losses to increase at an accelerating rate over the next several years as the Company expands and accelerates its clinical trials and product development efforts.

  Orphan Drug Designation. The Orphans Drug Act provides incentives to manufacturers to undertake development and marketing of products to treat relatively rare diseases or conditions. Biological products targeted for affected patients populations in the United States of fewer than 200,000 persons may be eligible for orphan drug designations. Medarex seeks orphan drug designation for all qualified products as they enter clinical trials. The FDA granted requests for orphan drug designation for MDX-22 and for MDX-11 for the treatment of AML in 1990 and 1991, respectively. A request for orphan drug designation for MDX-210 for he treatment of ovarian cancer was granted in October 1993. There can be no assurance that orphan drug designation will be accorded to other products developed by the Company. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory process. However, the Orphan Drug Act offers, among other things, the opportunity to receive funding for qualified clinical trials via a grant approval process. The sponsor who obtains the first marketing approval for a designated orphan drug for a given indication is eligible to receive seven years of United States marketing exclusivity subject to certain limitations. There can be no assurance that the Company will obtain marketing approval for any of its orphan drug products. There can be no assurance that the benefits of the existing statute will remain in effect, or that the Company will be able to maintain exclusivity for its products, if obtained at all. There also can be no assurances with respect to the scope of the Company's orphan exclusivity, if any, or that the Company's PLA or NDA, if any, will not be precluded from approval by the orphan exclusivity held by another entity.

  Treatment IND Status. The Company may also file treatment protocols under provisions of the IND regulation as revised in 1987. This regulatory framework applies to products for patients with serious or life-threatening diseases. The purpose of these regulations is to facilitate the availability of new products to desperately ill patients before general marketing begins. Medarex may thereby be able to recover some of the costs of production manufacture, research, development and handling prior to market approval. Notwithstanding the foregoing, there are specific conditions which must be met before a sponsor may charge reimbursement costs for an IND product, including notifying the FDA in writing in advance. The FDA may notify the sponsor that it is no authorized to charge for the products. No assurance can be given that the Company will be able to recover any of its costs prior to market approval.

  Drug and Biologics for Serious Or Life-Threatening Illnesses. FDA regulations provide certain mechanisms for an accelerated or conditional approval for products intended for treating serious or life-threatening conditions, which have been studied for safety and effectiveness, and which provide a meaningful benefit over existing therapies. The procedures permit early consultation and commitment from the FDA regarding pre-clinical and clinical studies necessary to gain marketing approval. Provisions of this regulatory framework also permit in certain cases PLAs to be approved on the basis of Phase II clinical study results, thus accelerating the normal approval process. The Company believes that its products might qualify for this regulatory procedure although there can be no assurance the FDA will agree. Notwithstanding the foregoing, approval may be denied by the FDA or Phase III studies may be required. The FDA may also seek the Company's agreement to perform post-approval Phase IV studies, as a condition of such early approval.

EMPLOYEES

  As of December 31, 1995, the Company had 41 full-time employees, 46% of whom hold advanced degrees. None of the Company's employees is covered by collective bargaining agreements. The Company has entered into employment contracts with certain of its executive officers. The Company considers relations with its employees to be satisfactory. In the next 12 months, the Company anticipates hiring up to ten additional employees skilled in clinical testing, regulatory processes and manufacturing.

ITEM 2. PROPERTIES

  The Company has leased approximately 45,000 square feet of laboratory, clinical trial production and office space in a modern facility on a research campus in Annandale, New Jersey, that was developed by

Exxon Research and Engineering Company as its corporate research headquarters. Management believes that this facility is well suited for clinical-grade production of Bispecific and monoclonal antibodies as it has in place most utilities required for clinical-grade production of such antibodies, including a production unit designed to meet cGMP standards. By leasing this facility and spending modestly to adapt it, management believes that the Company has preserved a considerable amount of capital that might otherwise have been used to build a biopharmaceutical production facility. In October 1994, the Company moved its executive offices to Annandale, New Jersey, where all of its operations are now located. The initial term of the lease is five years and three months with the option to renew for one additional five year period. The minimum annual lease commitment ranges between approximately $1,200,000 to $1,600,000, and the aggregate future minimum lease commitment over the remainder of the initial lease term is approximately $4,300,000.

  The Company is currently producing materials for its clinical trials in its existing facilities.

ITEM 3. LEGAL PROCEEDINGS

  There are no legal proceedings pending against the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

  There were no matters submitted to a vote of security holders during the last quarter of the fiscal year ended December 31, 1995 through the solicitation of proxies or otherwise.

                                    PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


  The Company's Common Stock and Redeemable Warrants are traded in the over-the-counter market and included in the Nasdaq National Market System under the symbols MEDX and MEDXW, respectively. On February 21, 1996 there were approximately 380 holders of record (which includes individual holders) and as of the last Shareholders' meeting, there were over 3,000 beneficial shareholders of the Company's Common Stock.

  The following table sets forth for the periods indicated the high and low last reported sales prices for the Common Stock and Redeemable Warrants for the fiscal years ended December 31, 1993 and 1994 as reported by the Nasdaq National Market Systems.

Fiscal Year       Common Stock  Redeemable Warrants
----------------  ------------  -------------------

1994              High    Low     High       Low
----------------  -----  -----  ---------  --------
First Quarter     $8.13  $5.75      $3.13     $1.63
Second Quarter    $7.25  $3.88      $2.88     $1.00
Third Quarter     $6.25  $3.75      $2.25     $1.13
Fourth Quarter    $4.25  $2.50      $1.50     $0.63

1995              High    Low     High       Low
----------------  -----  -----  ---------  --------
First Quarter     $4.13  $2.38      $1.19     $0.69
Second Quarter    $6.50  $2.75      $1.88     $0.69
Third Quarter     $7.63  $5.13      $2.19     $1.06
Fourth Quarter    $7.50  $5.38      $2.19     $1.19


  The Company has not paid any dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. The Company intends to retain any earnings to finance its growth. The Board of Directors will review the Company's dividend policy from time to time to determine the feasibility and desirability of paying dividends, after giving consideration to the Company's earnings, financial condition, capital requirements and other factors as the Board of Directors deems relevant.

ITEM 6. SELECTED FINANCIAL DATA


                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                             1991       1992       1993       1994       1995
                                          -------    -------   --------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
     Sales..............................  $   366    $   365   $    406   $    378   $    312
   Contract and license revenues........    1,309         --         --        200      1,467
                                          -------    -------   --------   --------   --------
     Total revenues.....................    1,675        365        406        578      1,778
Costs and expenses:
  Cost of sales.........................       57         66         82         91        123
  Research and development..............    1,431      2,531      3,798      5,905      6,442
  General and administrative............      873      2,165      2,361      2,154      2,275
                                          -------    -------   --------   --------   --------
     Total costs and expenses...........    2,362      4,761      6,240      8,150      8,840
        Operating loss..................     (687)    (4,396)    (5,834)    (7,573)    (7,062)
     Interest and dividend income.......      318        399        421        348        561
     Interest expense...................     (217)        --         (2)       (11)        (8)
                                          -------    -------   --------   --------   --------
        Net loss........................  $  (585)   $(3,997)  $ (5,415)  $ (7,236)  $ (6,509)
                                          =======    =======   ========   ========   ========
Net loss per share(1)...................   $(0.15)    $(0.79)    $(0.86)    $(1.00)     $(.69)
Weighted average common shares
 outstanding(1).........................    3,838      5,049      6,304      7,269      9,457
                                                             DECEMBER 31,
                                          ---------------------------------------------------
                                             1991       1992       1993       1994       1995
                                          -------    -------   --------   --------   --------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
 securities.............................  $11,349    $15,938   $  9,687   $  9,434   $ 15,729
Working capital.........................   11,228     15,918      8,330      8,017     14,549
Total assets............................   11,942     16,943     12,640     13,017     19,240
Long-term obligations...................       --         --         78         60         40
Cash dividends declared per common share       --         --         --         --         --
Deficit accumulated during the
 development stage......................   (1,465)    (5,462)   (10,877)   (18,113)   (24,623)
Total stockholders' equity..............   11,634     16,603     10,943     11,097     17,375

__________
(1) Computed on the basis described for net loss per share in Note 2 to the Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Since its inception in 1987, the Company has been a development stage enterprise, primarily engaged in research and development. The Company has been unprofitable since inception and expects that as the Company's research and development and clinical trial expenditures accelerate, its losses will increase. For the period from its inception to December 31, 1995, the Company incurred a cumulative loss of $24,622,770.

RESULTS OF OPERATIONS

Years ended December 31, 1993, 1994 and 1995

  The Company's total revenues in 1993 and 1994 were derived primarily from research reagent sales. Revenues for 1995 were principally derived from contract and licensing activities. Total revenues in 1994 of $577,520 increased 42% over 1993, representing a $200,000 increase in contract and license revenue from a collaborative arrangement with E. Merck offset, in part, by a $28,592 decrease in research reagent sales, attributable to lower sales volume. Total revenues in 1995 of $1,778,400 increased 208% over 1994 revenues, representing a $1,266,667 increase in contract and license revenues from collaborative arrangements with
E. Merck and Ciba offset, in part, by a $65,787 decrease in research reagent sales, attributable to lower sales volume.

  The Company's cost of sales increased by $9,052 in 1994, an 11% increase from 1993 to 1994 and $32,184 in 1995, a 35% increase from 1994 to 1995. These increases were principally due to increased rent and personnel costs.

  Research and development expenses increased 55% or $2,107,501 in 1994 compared to 1993. This increase was principally due to activity associated with human clinical trials resulting in higher personnel costs, rent expense and supply expenses. Research and development expenses increased by $537,116 in 1995, a 9% increase from 1994 to 1995. As in 1994, this increase was principally due to activity associated with human clinical trials resulting in higher personnel costs, clinical trial expenses, patent expenses and depreciation expenses. Research and development costs are expected to increase at an accelerated rate as the Company's products progress through the regulatory approval process.

  General and administrative expenses decreased by 9% or $206,379 to $2,154,193 in 1994 as compared to 1993, due to lower relocation expenses partially offset by increased personnel costs. General and administrative expenses in 1995 increased by $120,699, a 6% increase from 1994, reflecting increased rent expense and personnel costs, partially offset by lower legal and consulting expenses. These expenses are expected to increase significantly as the Company's products are developed and it expands its operations.

  Interest and dividend income in 1994 decreased 17% or $73,232 compared to 1993, as the result of a lower average cash balance. Interest and dividend income in 1995 increased by $212,822, a 61% increase from 1994 reflecting the Company's increase of average cash balance resulting from financing activities and its product development collaboration with Ciba and higher interest rates. Interest expense in 1994 and 1995 of $11,208 and $8,128, respectively, was principally the result of a capitalized lease obligation.

  The Company does not believe that inflation has had a material impact on its results of operations.

     Effective January 1, 1994, the Company adopted the provisions of Statements of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The impact to the Company was not material to its financial condition or results of operations. In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in 1995, and the effect of adoption was not material. In October 1995 the FASB issued Statement No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. The Company has elected to continue to account for stock based compensation to employees in accordance with Opinion 25.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations since inception primarily through private placements and public sales of its securities, contract and license revenues and research product sales. Through December 31, 1995, the Company raised $41,846,540 from sales of securities. From July 15, 1987 (inception) through December 31, 1995, the Company recognized $4,433,015 from contract and license revenues and $2,207,405 from product sales.

  The Company had $9,433,782 and $15,728,695 in cash, cash equivalents and marketable securities as of December 31, 1994 and 1995, respectively. Operating activities consumed $3,620,154, $6,772,038 and $6,233,272 of cash for the years ended December 31, 1993, 1994 and 1995, respectively.

  Through December 31, 1995, the Company had invested $2,877,107 in property and equipment.

  The Company has incurred and will continue to incur significant costs in the area of research and development, including pre-clinical and clinical trials, as its products develop. Administrative costs are also expected to increase with the increase of administrative activities and the creation of a marketing organization. The Company expects its operating losses to increase at an accelerated rate over the next several years as the Company expands its clinical trials and product development efforts.

  In connection with the merger of Essex Medical Products ("EMP") and Medarex, Medarex issued promissory notes to Essex Chemical Corporation ("Essex") in the principal amount of $100,000 and committed to pay 20% of the Company's net after-tax income until a total of $1,000,000 has been paid, contingent upon the occurrence of certain events. At the Company's option, this contingent obligation may be satisfied by the payment of shares of the Company's Common Stock having a fair market value equal to the amount owed, provided such shares are registered for sale with the Securities and Exchange Commission. Amounts up to the $1,000,000 will be payable to Essex, based solely on the earnings of the Company, by March 31 of each year, to the extent of 20% of net after-tax earnings of the Company realized during the preceding fiscal year. On June 6, 1991, the Company repaid the $100,000 of notes plus accrued interest to Essex.

  On July 1, 1994, the Company sold 1,000,000 shares of Common Stock in a public offering for $3.75 per share, and on July 15, 1994, the Company sold an additional 150,000 shares of Common Stock for $3.75 pursuant to the underwriter's exercise of its over-allotment option in the aforementioned public offering. The Company realized net proceeds in the public offering of approximately $3,200,000.

  Pursuant to a collaborative arrangement with E. Merck dated March 30, 1994, the Company received $3,150,000 on August 16, 1994, for the purchase of 450,000 shares of Common Stock at $7.00 per share, for an aggregate purchase price of $3,150,000, in lieu of the research and development funding. The purchase price represented a premium of approximately $1,000,000 over the then fair market value of the Company's Common Stock. This premium represents consideration paid for clinical trial and research activities performed by the Company and will be amortized into income as the clinical trial and research activities are performed. At December 31, 1994, $200,000 was recognized as contract revenues and $800,000 was included in the balance sheet as deferred contract revenue and subsequently recognized as revenue in 1995.

  On October 10, 1994, the Company sold, through a private placement, 600,000 shares of Common Stock for $3.85 per share resulting in net proceeds to the Company of approximately $2,000,000.

  On May 17, 1995, the Company announced a collaborative arrangement with Ciba. Under the terms of the arrangement, on June 28, 1995, the Company sold 899,888 shares of Common Stock to Ciba-Geigy at $4.445 per share, for an aggregate purchase price of $4,000,000. The purchase price represented a premium of approximately $1,140,000 over the then fair market value of the Company's Common Stock. This premium represents consideration paid for research activities performed by the Company and is amortized into income as the clinical trial and research activities are performed. As of December 31, 1995, $666,667 has been recognized as contract revenues and $476,191 is included in the balance sheet as deferred contract revenue.

  On November 8, 1995, the Company sold 2,190,000 shares of Common Stock in a placement to selected institutional investors for $5.00 per share. The Company realized net proceeds of approximately $9,650,000.

  At December 31, 1995 the Company has NOL carryforwards of approximately $25,200,000, approximately $400,000 of which is restricted due to an "ownership" change under Section 382 of the Internal Revenue Code during 1989. Approximately $24,800,000 of the NOL is unrestricted and expires in 2005 ($379,000), 2006 ($863,000), 2007 ($3,985,000), 2008 ($5,533,000), 2009 ($7,592,000) and 2010
($6,448,000).

  The Company has leased approximately 45,000 square feet of laboratory, clinical trial production and office space in a modern facility on a research campus in Annandale, New Jersey, that was developed by Exxon Research and Engineering Company as its corporate research headquarters. Management believes that this facility is well suited for clinical-grade production of Bispecific and monoclonal antibodies as it has in place most utilities required for clinical-grade production of such antibodies, including a production unit designed to meet cGMP standards. By leasing this facility and spending modestly to adapt it, management believes that the Company has preserved a considerable amount of capital that might otherwise have been used to build a biopharmaceutical production facility. In October 1994, the Company moved its executive offices to Annandale, New Jersey, where all of its operations are now located. The initial term of the lease is five years and three months with the option to renew for one additional five year period. The minimum annual lease commitment ranges between approximately $1,200,000 to $1,600,000, and the aggregate future minimum lease commitment over the remainder of the initial lease term is approximately $4,300,000.

  The Company is currently producing materials for its clinical trials in its existing facilities.

  The Company has obtained a bank letter of credit pursuant to the requirements of its Annandale, New Jersey, lease. This letter of credit in the amount of $1,260,000, which expires on September 30, 1998, is fully cash collateralized.

  As of December 31, 1995, the Company had commitments for approximately $78,000 of capital expenditures.

  To date, the Company's sources of cash have been the proceeds from the sale of its securities through public and private placements, sales of it products for research purposes and technology transfer and license fees.

  The Company's current sources of liquidity are its cash, cash equivalents and marketable securities, interest and dividends earned on such cash, cash equivalents and marketable securities, sales of its products for research and contract and licensing revenues. Management believes that under existing operating plans its current sources of liquidity will be sufficient to meet anticipated cash requirements for at least the next 24 months.

  Upon exhaustion of its current cash reserves, the Company's continued operations will depend on its ability to raise additional funds through equity or debt financing and/or enter into licensing or joint development agreements, including collaborative research and development arrangements with large pharmaceutical companies pursuant to which certain costs associated with the regulatory approval process for certain of its products would be borne by the licensees or joint developers. There can be no assurance that these sales or financing activities will be successful.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Shareholders
Medarex, Inc.

  We have audited the accompanying balance sheets of Medarex, Inc. (a development stage enterprise) as of December 31, 1994 and 1995 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and for the period from July 15, 1987 (inception) to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medarex, Inc. at December 31, 1994 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and for the period from July 15, 1987 (inception) to December 31, 1995, in conformity with generally accepted accounting principles.


                                                  Ernst & Young LLP


Princeton, New Jersey
February 2, 1996

                                 MEDAREX, INC.
                       (A Development Stage Enterprise)
                                BALANCE SHEETS

                                                                          December 31,
                                                                ------------------------------
                                                                      1994            1995
----------------------------------------------------------------------------------------------
                             ASSETS
                             ------
Current assets:
  Cash and cash equivalents                                      $ 4,308,262      $ 3,540,759
  Marketable securities                                            5,125,520       12,187,936
  Trade accounts receivable, less allowance for doubtful
    accounts of $5,000                                                67,944           59,576
  Inventory                                                           62,875           49,494
  Prepaid expenses                                                   186,751          383,126
  Other current assets                                               125,787          153,230
                                                                  ----------       ----------
        Total current assets                                       9,877,139       16,374,121

Property and equipment:
  Machinery and equipment                                          1,701,520        1,941,348
  Furniture and fixtures                                             145,524          145,524
  Leasehold improvements                                             557,996          557,996
                                                                 -----------       ----------
                                                                   2,405,040        2,644,868

  Less accumulated depreciation and amortization                    (919,618)      (1,399,221)
                                                                 -----------       ----------
                                                                   1,485,422        1,245,647
Investments in, and advances to affiliate                            324,484          324,484
Segregated cash                                                    1,260,000        1,260,000
Other assets                                                          69,489           35,791
                                                                 -----------       ----------
        Total assets                                              13,016,534       19,240,043
                                                                 ===========      ===========

                LIABILITIES AND STOCKHOLDERS EQUITY
                ------------------------------------

Current liabilities:
  Trade accounts payable                                         $   206,368         $143,527
  Accrued liabilities                                                853,952        1,205,408
  Deferred contract revenue                                          800,000          476,191
                                                                   ---------       ----------
        Total current liabilities                                  1,860,320        1,825,126

Long-term portion of capitalized lease obligation                     59,665           39,833

Commitments and contingencies                                             --               --

Stockholders' equity:
  Preferred stock, $1.00 par value, 2,000,000 shares authorized;
    none issued and outstanding                                           --               --
  Common stock, $.01 par value;40,000,000 shares authorized;
    8,713,738 and 11,858,626 shares issued and outstanding,
    respectively                                                      87,138          118,587
  Capital in excess of par value                                  29,122,871       41,814,203
  Unrealized gain on securities                                           --           65,064
  Deficit accumulated during the development stage               (18,113,460)     (24,622,770)
                                                                 -----------      -----------
        Total stockholders' equity                                11,096,549       17,375,084
                                                                 -----------      -----------
        Total liabilities and stockholder's equity               $13,016,534      $19,240,043
                                                                 ===========      ===========
                      See notes to financial statements.

                                 MEDAREX INC.
                       (A Development Stage Enterprise)
                           STATEMENTS OF OPERATIONS


                                                                                 Period from
                                                                                July 15, 1987
                                         For the Year Ended December 31,        (inception) to
                                                                                 December 31,
                                         1993           1994           1995          1995
                                     -------------   ------------   ----------  -------------

 Sales..........................    $   406,112    $   377,520    $   311,733    $  2,207,405
 Contract and license revenues..              -        200,000      1,466,667       4,433,015
                                    -----------    -----------    -----------    ------------
   Total revenues...............        406,112        577,520      1,778,400       6,640,420

 Costs and expenses:
 Cost of sales..................         82,185         91,237        123,421         474,315
 Research and development.......      3,797,542      5,905,043      6,442,159      22,243,839
 General and administrative.....      2,360,572      2,154,193      2,274,892      10,444,095
                                    -----------    -----------    -----------    ------------
   Operating loss...............     (5,834,187)    (7,572,953)    (7,062,072)    (26,521,829)

 Interestand dividend income....        421,300        348,068        560,890       2,148,597
 Interest expense...............         (2,410)       (11,208)        (8,128)       (249,538)
                                    -----------    -----------    -----------    ------------
   Net loss.....................    $(5,415,297)   $(7,236,093)   $(6,509,310)   $(24,622,770)
                                    ===========    ===========    ===========    ============
 Net loss per share.............    $     (0.86)   $     (1.00)   $     (0.69)
                                    ===========    ===========    ===========





                      See notes to financial statements.

                                 MEDAREX, INC.
                       (A Development Stage Enterprise)
                      STATEMENTS OF STOCKHOLDERS' EQUITY






                                                                                                               Deficit
                                         Common stock                      Treasury stock                   accumulated    Total
                                      -------------------    Capital       --------------      Unrealized    during the    stock-
                                      Number of             in excess    Number of              gain on     development   holders
                                       shares     Amount   of par value   shares     Amount    securities      stage      equity
                                      ---------   ------   ------------  ---------   ------    ----------  ------------  ---------

 Initial sale to stockholders         294,000    $2,940     $137,060                                                     $ 140,000
 Issuance of common stock for
  technical rights and know-how     1,281,000    12,810       (6,710)                                                        6,100
 Net loss                                                                                                     $(83,884)    (83,884)

                                   ------------------------------------------------------------------------------------------------
 Balance at December 31,1987        1,575,000    15,750      130,350                                           (83,884)     62,216
                                   ------------------------------------------------------------------------------------------------
 Issuance of common stock for
 know-how                              10,500       105          (55)                                                           50
 Sale of common stock                 651,000     6,510      303,490                                                       310,000
 Net loss                                                                                                     (204,715)   (204,715)
                                   ------------------------------------------------------------------------------------------------
 Balance at December 31, 1988       2,236,500    22,365      433,785                                          (288 599)    167,551
                                   ------------------------------------------------------------------------------------------------
 Conversion of debentures to
 common stock                       1,260,000    12,600      587,400                                                       600,000
 Issuance of common stock for
 know-how                              10,500       105          (55)                                                           50
 Issuance of common stock to be
 held in treasury                     420,000     4,200       (2,200)    420,000   $ (2,000)
 Acquisition of treasury stock                                           970,200    (88,000)                               (88,000)
 Net loss                                                                                                     (521,691)   (521,691)
                                   ------------------------------------------------------------------------------------------------
 Balance at December 31, 1989       3,927,000    39,270    1,018,930   1,390,200    (90,000)                  (810,290)    157,910
                                   ------------------------------------------------------------------------------------------------
 Issuance of common stock for
 exercise of options                   21,000       210        1,790                                                         2,000
 Issuance of common stock for
 know-how                              10,500       105          (55)                                                           50
 Cancellation of common stock        (970,200)   (9,702)     (78,298)   (970,200)    88,000
 Net loss                                                                                                      (69,480)    (69,480)
                                   ------------------------------------------------------------------------------------------------
 Balance at December 31,1990        2,988,300    29,883      942,367     420,000     (2,000)                  (879,770)     90,480
                                   ------------------------------------------------------------------------------------------------
 Issuance of common stock in
 bridge financing                      63,000       630      179,370                                                       180,000
 Issuance of common stock in
 initial public offering            2,300,000    23,000   11,924,375                                                    11,947,375
 Issuance of common stock for
 exercise of options                   17,850       179        1,521                                                         1,700
 Net loss                                                                                                   (585,204)     (585,204)
                                   ------------------------------------------------------------------------------------------------
 Balance at December 31, 1991       5,369,150    53,692   13,047,633     420,000     (2,000)              (1,464,974)   11,634,351
                                   ------------------------------------------------------------------------------------------------
 Issuance of common stock in
 private placements                 1,304,203    13,042    8,945,151                                                     8,958,193
 Issuance of common stock for
 exercise of options                   16,750       168        7,427                                                         7,595
 Net loss                                                                                                 (3,997,096)   (3,997,096)
                                  ------------------------------------------------------------------------------------------------
 Balance at December 31, 1992       6,690,103    66,902   22,000,211     420,000     (2,000)              (5,462,070)   16,603,043
                                  ------------------------------------------------------------------------------------------------
Costs associated with the
 issuance of common stock in
 1992 private placements                                    (263,981)                                                    (263,981)
 Issuance of common stock for
 exercise of options                  102,519     1,025       18,415                                                       19,440
 Purchase of treasury stock                                                  614     (3,305)                               (3,305)
 Retirement of treasury stock        (420,614)   (4,206)       2,017    (420,614)     5,305                                 3,116
 Net loss                                                                                                (5,415,297)   (5,415,297)
                                  ------------------------------------------------------------------------------------------------
Balance at December 31, 1993        6,372,008    63,721   21,756,662                                    (10,877,367)   10,943,016
                                  ------------------------------------------------------------------------------------------------
 Exercise of warrants                                         58,867                                                       58,867
 Issuance of common stock in
 public offering                    1,150,000    11,500    3,240,236                                                    3,251,736
 Issuance of common stock in
 private placements                 1,050,000    10,500    4,067,953                                                    4,078,453
 Issuance of common stock for
 exercise of options                  147,000     1,470       20,530                                                       22,000
 Purchase of treasury stock                                                5,270    (21,430)                              (21,430)
 Retirement of treasury stock          (5,270)      (53)     (21,377)     (5,270)    21,430
 Net loss                                                                                                (7,236,093)   (7,236,093)
                                   ------------------------------------------------------------------------------------------------
 Balance at December 31, 1994       8,713,738  $ 87,138  $29,122,871                                   $(18,113,460)  $11,096,549
                                   ------------------------------------------------------------------------------------------------

                               See notes to financial statements.

                                 MEDAREX, INC.
                       (A Development Stage Enterprise)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (con't)






                                                                                                               Deficit
                                         Common stock                      Treasury stock                   accumulated    Total
                                      -------------------    Capital       --------------      Unrealized    during the    stock-
                                      Number of             in excess    Number of              gain on     development   holders'
                                       shares     Amount   of par value   shares     Amount    securities      stage      equity
                                      ---------   ------   ------------  ---------   ------    ----------  ------------  ---------


 Issuance of common stock in
   public offering                    2,190,000   21,900    9,628,488                                                     9,650,388
 Issuance of common stock in
   private placements                   899,888    8,999    2,839,644                                                     2,848,643
 Issuance of common stock for
   exercise of options and grant
   of restricted shares                  55,000      550      223,200                                                       223,750
 Unrealized gain on securities                                                                  $65,064                      65,064
 Net loss                                                                                                   (6,509,310)  (6,509,310)

                                 --------------------------------------------------------------------------------------------------
 Balance at December 31, 1995        11,858,626 $118,587  $41,814,203                           $65,064   $(24,622,770) $17,375,084
                                 ==================================================================================================

                      See notes to financial statements.

                                 MEDAREX, INC.
                        (A Development Stage Enterprise)
                            STATEMENTS OF CASH FLOWS


                                                                                                                      Period from
                                                                             For the Years Ended December 31,        July 15, 1987
                                                                                                                      (inception)
                                                                            1993           1994           1995       o Dec. 31, 199
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net loss                                                               $(5,415,297)   $(7,236,093)    $(6,509,310) $ (24,622,770)
  Adjustments to reconcile net loss to net cash
   from operating activities:
     Depreciation                                                            196,262        280,808          373,124     1,177,435
     Amortization                                                            277,486        123,099          140,176       613,012
     Non cash interest expense                                                    --             --               --       180,000
     Non cash revenues                                                            --             --               --      (300,000)
CHANGES IN OPERATING ASSETS AND LIABILITIES:
 (Increase) decrease in trade accounts receivable, net                        12,730        (26,666)           8,368       (59,576)
 (Increase) decrease in inventory                                               (402)       (26,079)          13,381       (49,494)
 (Increase) decrease in prepaid expenses and other
   current assets                                                             45,276       (127,612)        (223,818)     (536,356)
 Increase (decrease) in trade accounts payable                               416,512       (300,805)         (62,841)      143,527
 Increase (decrease) in accrued liabilities                                  847,279       (258,690)         351,456     1,189,157
 Increase (decrease) in deferred contract revenue                                 --        800,000         (323,809)      476,191
                                                                        ------------    -----------     ------------  ------------
   Net cash used in operating activities                                  (3,620,154)    (6,772,038)      (6,233,272)  (21,788,873)

INVESTING ACTIVITIES:
 Purchase of property and equipment                                       (1,071,644)      (489,377)        (239,828)   (2,877,107)
 Increase in segregated cash and other assets                             (1,260,000)       (80,001)              --    (1,340,001)
 Increase in investments in and advances to affiliate                        (39,422)      (283,395)              --      (324,483)
 Purchase of marketable securities                                        (5,590,320)            --       (6,997,352)  (12,887,672)
 Sale of marketable securities                                                    --        464,800               --       764,800
                                                                        ------------    -----------     ------------  ------------
   Net cash used in investing activities                                  (7,961,386)      (387,973)      (7,237,180)  (16,664,463)

Financing activities:
 Cash received from sales of securities, net                                (244,730)     7,389,626       12,722,781    41,846,540
 Proceeds of bridge financing                                                     --             --               --       300,000
 Repayment of bridge financing                                                    --             --               --      (300,000)
 Payment of note payable to Essex Chemical                                        --             --               --      (100,000)
 Principal payment under capital lease obligation                            (14,661)       (17,952)         (19,832)      (52,445)
 Advance royalty from CNTS                                                        --             --               --       300,000
                                                                        ------------    -----------     ------------  ------------
  Net cash provided by (used in) financing activities                       (259,391)     7,371,674       12,702,949    41,994,095
                                                                        ------------    -----------     ------------  ------------
  Net increase (decrease) in cash                                        (11,840,931)       211,663         (767,503)    3,540,759
Cash and cash equivalents at beginning of period                          15,937,530      4,096,599        4,308,262            --
                                                                        ------------    -----------     ------------  ------------
Cash and cash equivalents at end of period                               $ 4,096,599    $ 4,308,262     $  3,540,759    $3,540,759
                                                                        ============    ===========     ============  ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 CASH PAID DURING PERIOD FOR:
  Income taxes                                                           $       --     $        --     $         --     $      --
                                                                        ============    ===========     ============  ============
  Interest                                                                   $ 2,410       $ 11,208     $     8,128      $  69,538
                                                                        ============    ===========     ============  ============

                                 MEDAREX, INC.
                        (A Development Stage Enterprise)

                         NOTES TO FINANCIAL STATEMENTS

           For the Years Ended December 31, 1993, 1994, and 1995 and
       For the Period From July 15, 1987 (Inception) to December 31, 1995


1.  Nature of Operations
    --------------------

          Medarex, Inc. (the "Company"), incorporated in July 1987, is a biotechnology company developing therapeutic products for cancer, AIDS and other life-threatening diseases based on proprietary technology in the field of immunology. The Company's therapeutic products are currently under development and will need approval of the FDA prior to commercial distribution. The Company's operations constitute one business segment.

2.  Significant Accounting Policies
    -------------------------------

          Cash equivalents
          ----------------

          The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Company invests its cash in deposits with major financial institutions, money market funds and notes issued by the U. S. government.

          Marketable securities
          ---------------------

          Marketable securities consist of fixed income investments with a maturity of greater than three months which can be readily purchased or sold using established markets. Such securities are carried at market with unrealized gains and losses reported in a separate component of stockholders' equity. During 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, which resulted in no changes to its financial condition or results of operations.

          Inventory
          ---------

          Inventory consists primarily of antibodies to be sold to the research community and is stated at the lower of cost or market with cost determined on a first-in, first-out basis.

          Property and equipment
          ----------------------

          Property and equipment is stated at cost. Depreciation is provided over five years using the straight-line method. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease terms, whichever is shorter.

                                 MEDAREX, INC.
                        (A Development Stage Enterprise)

                         NOTES TO FINANCIAL STATEMENTS

           For the Years Ended December 31, 1993, 1994, and 1995 and
       For the Period From July 15, 1987 (Inception) to December 31, 1995


     Long-Lived Assets
     -----------------

     In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company has adopted Statement 121 in 1995 and the effect of adoption was not material.

     Revenue recognition
     -------------------

     The Company sells antibodies primarily to research institutions in the United States and overseas. Revenue from these sales is recognized when the products are shipped. Research and development contract revenues are recognized as the services are performed. Amounts received in advance of services to be performed are recorded as deferred revenue.

     Research and development
     ------------------------

     Research and development costs are expensed as incurred.

     Use of Estimates
     ----------------

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Stock Based Compensation
     ------------------------

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

     Net loss per share
     ------------------

     The net loss per share is based upon the weighted average Common Stock outstanding during each year. Common Stock equivalents are not included as their effect is antidilutive. Shares used in computing loss per share were 6,304,146, 7,269,438 and 9,456,763 in 1993, 1994, and 1995, respectively.

                                 MEDAREX, INC.
                        (A Development Stage Enterprise)

                         NOTES TO FINANCIAL STATEMENTS

           For the Years Ended December 31, 1993, 1994, and 1995 and
       For the Period From July 15, 1987 (Inception) to December 31, 1995


3.  Leases
    ------

          The Company leases laboratory, production and office space in Annandale, New Jersey. The initial term of this lease commencing on July 15, 1993 is for five years and three months. The Company has an option to renew this lease for an additional five-year term. The Company incurred rent expense of $833,654 in 1993, $1,737,420 in 1994, $1,782,004 in 1995 and $4,839,120 from
July 15, 1987 (inception) to December 31, 1995.

          The Company has secured a bank letter of credit pursuant to the requirements of its Annandale, New Jersey lease. This letter of credit in the amount of $1,260,000 is fully cash collateralized and the cash is categorized as segregated cash in the balance sheet.

          Future minimum lease commitments are as follows:

                     1996               $1,551,712
                     1997               $1,551,712
                     1998               $1,228,438

4.  Taxes

    Income tax expense is determined using the liability method.

    The components of the net deferred tax asset consist of the following as of December 31:

                              1994            1995
                              ----            ----

Deferred tax assets:
Research credit        $   567,000    $    763,000
Net operating loss
carryforward             7,530,000      10,131,000
Deferred tax asset
valuation reserve       (8,097,000)    (10,894,000)
                       -----------     -----------
Net deferred tax
asset                          ---             ---
                     =============     ===========

          At December 31, 1995 the Company has federal net operating loss (NOL) carryforwards of approximately $25,200,000, approximately $400,000 of which is restricted due to an "ownership" change under Section 382 of the Internal Revenue Code during 1989. The unrestricted NOL carryforward, approximately $24,800,000, expires in 2005 ($379,000), 2006 ($863,000), 2007 ($3,985,000),
2008 ($5,533,000), 2009 ($7,592,000) and 2010 ($6,448,000).

          The Company has state NOL carryforwards of approximately $24,500,000 at December 31, 1995 which expire in 1996 ($519,000), 1998 ($875,000), 1999
($3,997,000), 2000 ($5,398,000), 2001 ($7,453,000) and 2002 ($6,258,000).

                                 MEDAREX, INC.
                        (A Development Stage Enterprise)

                         NOTES TO FINANCIAL STATEMENTS

           For the Years Ended December 31, 1993, 1994, and 1995 and
       For the Period From July 15, 1987 (Inception) to December 31, 1995


4.        Taxes (con't)
          -------------

          The Company has research tax credit carryforwards of approximately $763,000 which expire between 2003 and 2010. In 1993, 1994 and 1995, the
Company provided valuation reserves of $5,330,120, $8,097,000 and $10,894,000, respectively, to offset the benefits of net operating losses generated during those years.

5.        Accrued Liabilities
          -------------------

          Accrued liabilities consist of the following as of December 31:


                                            1994       1995
                                          --------  ----------

             Accrued professional fees    $155,514  $  233,799
             Accrued compensation          235,610     345,839
             Accrued clinical trials        38,067     151,660
             Accrued rent                  172,714     126,657
             Other                         252,047     347,453
                                          --------  ----------
                                          $853,952  $1,205,408
                                          ========  ==========

6.  Employee Savings Plan
    ---------------------

          During 1993, the Company implemented a 401(k) savings plan. Employees may contribute up to 15% of their annual salary. The Company may make matching contributions of up to 6% of a participant's annual salary. The Company may also make an additional annual discretionary contribution to the plan. During 1993, 1994 and 1995, the Company made contributions to the plan totaling $22,587, $34,074 and $38,566, respectively.

7.  Stockholders' Equity
    --------------------

          At inception, the Company issued 1,281,000 shares of Common Stock at $0.01 per share to Dartmouth and its scientific founders in exchange for technical rights and know-how. During 1987 through 1989, EMP, a holding company owned by Essex Chemical Corporation ("Essex"), purchased 945,000 shares of Common Stock at $0.48 per share and $600,000 of debentures convertible into 1,260,000 shares of Common Stock. During 1988 through 1990, pursuant to an agreement at inception, the Company issued Common Stock in exchange for technical know-how, which has been recorded at a nominal amount of $0.01 per share.

                                 MEDAREX, INC.
                        (A Development Stage Enterprise)

                         NOTES TO FINANCIAL STATEMENTS

           For the Years Ended December 31, 1993, 1994, and 1995 and
       For the Period From July 15, 1987 (Inception) to December 31, 1995


7.        Stockholders' Equity (con't)
          ----------------------------

          During 1989, EMP exercised its option to convert its debentures into Common Stock. Subsequently in June 1989, the Company acquired from Essex, through a treasury stock transaction, a 44% interest in EMP (whose only significant asset was 2,205,000 shares of the Company) in exchange for $100,000 in notes payable and a contingent commitment to pay $1,000,000 without interest, in installments equal to 20% of net after tax earnings of the Company in future years. The Company's acquisition of 970,200 shares of itself held through this investment was reflected as treasury stock. The Company's contingent commitment, as amended, to pay up to $1,000,000 out of future earnings may be satisfied, at the Company's option, through the payment of cash or shares of the Company's Common Stock having a fair market value equal to the amount owed, provided that such shares are registered with the Securities and Exchange Commission. The $1,000,000 will be payable to Essex, solely based on the earnings of the Company, by March 31 of each year, to the extent of 20% of the net after-tax earnings of the Company realized during the preceding fiscal year. The remaining 56% of EMP was acquired by shareholders and officers of the Company through payment of $100,000 to Essex and $12,000 to Medarex in order to balance the respective purchase prices.

          During 1990, EMP and the Company were merged and the Company's shares of treasury stock acquired from EMP were canceled. In addition, the remaining 1,234,800 shares of the Company's Common Stock related to this transaction were reissued directly to the aforementioned shareholders and officers.

          In April of 1991, the Company declared a two-for-one stock split in the form of a stock dividend. The par value of $14,230 for the additional shares issued was transferred from capital in excess of par value to Common Stock. Further, the authorized number of common shares was increased to 20,000,000 shares. In May of 1991, the Company declared a 1.05 for 1 stock split in the form of a stock dividend. The par value of $1,423 for the additional shares issued was transferred from capital in excess of par value to Common Stock. All references in the financial statements to issued and outstanding shares and stock option data have been adjusted for the stock splits.

          In April of 1991, the Company authorized the issuance of 2,000,000 shares of preferred stock, $1.00 par value, per share. No shares have been issued.

          On June 20, 1991, the Company sold 2,300,000 shares of Common Stock for $6.00 per share and 2,645,000 Redeemable Warrants for $0.10 per Redeemable Warrant in a public offering and 230,000 Warrants to underwriters for $0.001 per Warrant resulting in net proceeds to the Company of approximately $12,000,000 and raising the number of outstanding shares of Common Stock to 4,931,300 not giving effect to any shares of Common Stock issuable upon exercise of outstanding options, Warrants, and Redeemable Warrants.

                                 MEDAREX, INC.
                        (A Development Stage Enterprise)

                         NOTES TO FINANCIAL STATEMENTS

           For the Years Ended December 31, 1993, 1994, and 1995 and
       For the Period From July 15, 1987 (Inception) to December 31, 1995


7.        Stockholders' Equity (con't)
          ----------------------------

          On December 14 and December 18, 1992, the Company sold a total of 1,267,665 shares of Common Stock and 1,267,665 Redeemable Warrants for $7.50 per unit, (a unit consisting of one share of Common Stock and one Redeemable Warrant) and issued 126,767 Warrants to the Placement Agent (the "Representative's Warrants") in two private placements resulting in net proceeds to the Company of approximately $8,400,000 and raising the number of outstanding shares of Common Stock to 6,270,103 not giving effect to any shares of Common Stock issuable upon exercise of outstanding options, Warrants and Redeemable Warrants.

          During 1993, the Company retired its treasury stock consisting of 420,614 shares. Additionally, the Company paid fees of $263,981 in connection with the prior year's private placements.

          On July 1, 1994, the Company sold 1,000,000 shares of Common Stock in a secondary public offering for $3.75 per share (the "Secondary"), and on July 15, 1994, the Company sold an additional 150,000 shares of Common Stock for $3.75 pursuant to the underwriter's exercise of its over-allotment option . In connection with the Secondary, the Company sold to the Underwriter, for a nominal consideration, warrants to purchase from the Company 100,000 shares of Common Stock (See Note 9). The Company realized net proceeds in the Secondary of approximately $3,200,000 while raising the number of shares of Common Stock outstanding to 7,522,008 not giving effect to any shares of Common Stock issuable upon exercise of outstanding options or warrants.

          The Company received $3,150,000 on August 16, 1994 from Merck KGaA of Darmstadt, Germany ("E. Merck"), an international pharmaceutical company, for the purchase of 450,000 shares of Common Stock at $7.00 per share and for certain research and clinical trial activities. Of this amount $2,150,000 is included in equity and $1,000,000 is being amortized into contract revenues as the research and clinical trial activities are performed. (See Note 10)

          On October 10, 1994, the Company sold, through a private placement, 600,000 shares of Common Stock for $3.85 per share resulting in net proceeds to the Company of approximately $2,000,000 and raising the number of outstanding shares to 8,713,738. During 1994, the Company acquired 5,270 shares of Treasury Stock and subsequently retired them.

          On May 17, 1995, the Company announced a collaborative arrangement with Ciba-Geigy Limited of Basel, Switzerland ("Ciba"). Under the terms of the arrangement, on June 28, 1995, the Company sold 899,888 shares of Common Stock to Ciba at $4.445 per share, for an aggregate purchase price of $4,000,000. The purchase price represented a premium of approximately $1,140,000 over the then fair market value of the Company's Common Stock. This premium represents consideration paid for research activities performed by the Company and is amortized into income as the clinical trial and research activities are performed.

          On November 8, 1995, the Company sold 2,190,000 shares of Common Stock in a placement to selected institutional investors for $5.00 per share (the "1995 Placement"). The Company realized net proceeds of approximately $9,650,000.

                                 MEDAREX, INC.
                        (A Development Stage Enterprise)

                         NOTES TO FINANCIAL STATEMENTS

           For the Years Ended December 31, 1993, 1994, and 1995 and
       For the Period From July 15, 1987 (Inception) to December 31, 1995


7.        Stockholders' Equity (con't)
          ----------------------------

          Upon exhaustion of its current cash reserves, the Company's continued operations will depend on its ability to raise additional funds through equity or debt financing and/or enter into licensing or joint development agreements, including collaborative research and development arrangements with large pharmaceutical companies.

8.  Stock Options
    -------------

          The Company has six Stock Option Plans -- the EMP Plan, the Amended and Restated 1987 Stock Option Plan, the 1991 Stock Option Plan, the 1992 Stock Option Plan, the 1994 Stock Option Plan and the 1995 Stock Option Plan (the "Plans"). Under each of the 1991 and 1992 Plans the Company may grant up to 250,000 shares of incentive or non qualified stock options, stock appreciation rights, restricted stock or deferred stock to key employees, directors or consultants. Under the 1994 Plan, the Company may grant up to 300,000 shares of incentive or non-qualified stock options, stock appreciation rights, restricted stock or deferred stock to key employees, directors or consultants. Under the 1995 Plan, the Company may grant up to 350,000 shares of incentive or non-qualified stock options, stock appreciation rights, restricted stock or deferred stock to key employees, directors or consultants. No further grants may be made under the EMP Plan, or the 1987 Plan. The purchase price of stock options under the Plans is determined by the Stock Option Committee of the Board of Directors of the Company (the "Committee") but cannot be less than 100% of the fair market value of the stock on the date of grant. The term is fixed by the Committee, but no incentive stock option is exercisable after 10 years from the date of grant.

          During 1994, all holders of stock options with an exercise price in excess of $4.25 were, pursuant to a resolution of the Board of Directors, given an opportunity to have their stock options repriced at $4.25. The election required the vesting period on repriced options to recommence. Options to purchase 389,400 shares were repriced.

                              Transactions involving the Plans are summarized as
follows:

                                        Number of Shares
                                        -----------------
                                 1993               1994        1995
                            ---------          ---------   ---------

Outstanding, January 1      1,159,320          1,179,301   1,245,400
Granted                       219,850            243,100     269,025
Exercised                    (102,519)          (147,000)    (55,000)
Canceled                      (97,350)           (30,001)     (2,675)
                            ---------          ---------   ---------
Outstanding, December 31    1,179,301          1,245,400   1,456,750
                            =========          =========   =========

          During the period January 1, 1993 through December 31, 1995, the exercise prices of options issued by the Company are as follows:

                                 MEDAREX, INC.
                        (A Development Stage Enterprise)

                         NOTES TO FINANCIAL STATEMENTS

           For the Years Ended December 31, 1993, 1994, and 1995 and
       For the Period From July 15, 1987 (Inception) to December 31, 1995


 8.  Stock Options (con't)

                                                 Original     Exercise Prices
                                   Number of     Exercise          After
                             Year   Options       Price          Repricing
                             ----  ---------   ------------   ---------------
                             1993    219,850   $5.38 - 8.25        $4.25
                             1994    243,100   $4.25 - 7.81        $4.25
                             1995    269,025   $4.25 - 6.56           --

    At December 31, 1995, a total of 323,700 shares were available for future grants under the 1991, 1994 and 1995 Plans.

9.  Warrants
    --------

          In connection with its bridge financing completed on April 11, 1991, the Company issued 63,000 shares of Common Stock and 63,000 Redeemable Warrants. Based on an independent valuation, the Company charged interest expense at the rate of $2.86 per unit or $180,000. In connection with its initial public offering of Common Stock completed on June 20, 1991 (See Note 7), the Company issued 2,645,000 Redeemable Warrants to the public at $0.10 per Redeemable Warrant and 230,000 Representative's Warrants to underwriters at $0.001 per Representative's Warrant to purchase 230,000 shares of Common Stock and 230,000 Redeemable Warrants.

          Under the terms of the Redeemable Warrants issued on both April 11, 1991, and June 20, 1991, each Redeemable Warrant entitles the holder to purchase one share of Common Stock at a price of $7.20 per share commencing June 20, 1992 until June 19, 1996, and is redeemable at a redemption price of $.10 at any time after June 19, 1992 on 30 days' prior written notice, provided that the market price of the Common Stock equals or exceeds $9.00 per share for 20 consecutive trading days ending within 10 days prior to the notice of redemption. The Redeemable Warrants contain provisions for adjustment to the exercise prices and the number and type of securities issuable upon the exercise of the Redeemable Warrants upon the occurrence of certain events including the issuance of any Common Stock or other securities convertible into or exercisable for Common Stock, or in the event of any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. Pursuant to a series of transactions, including the Secondary, a 1994 private placement, the sale of common stock to Ciba, the 1995 Placement and the issuance of employee stock options, the exercise price of the Redeemable Warrants has been adjusted to $6.17 per share, and each warrant now represents 1.17 shares of Common Stock.

          The Representative's Warrants were initially exercisable at prices of $9.90, subsequently adjusted to $7.20, per share of Common Stock and $0.165 per Redeemable Warrant for a period of four years from June 20, 1992. The Representative's Warrants contain provisions for adjustment to the exercise prices and the number and type of securities issuable upon the exercise of the Representative's Warrants upon the occurrence of certain events including the issuance of any Common Stock or other securities convertible into or exercisable for Common Stock, or in the event of any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The Representative's Warrants grant to

                                 MEDAREX, INC.
                        (A Development Stage Enterprise)

                         NOTES TO FINANCIAL STATEMENTS

           For the Years Ended December 31, 1993, 1994, and 1995 and
       For the Period From July 15, 1987 (Inception) to December 31, 1995


9.  Warrants (con't)
    ----------------

the holders thereof certain demand and piggyback registration rights for the securities issuable upon exercise thereof.

          In connection with its two private placements on December 14 and December 18, 1992, the Company sold 1,267,665 Redeemable Warrants as part of a units offering (a $7.50 unit consisting of one share of Common Stock and one Redeemable Warrant) and issued 126,767 warrants to purchase 126,767 shares of common stock and 126,767 Redeemable Warrants to the Placement Agent at $0.001 per warrant.

          In February 1994, the Representative exercised its right to purchase 356,767 Redeemable Warrants at $0.165 per Redeemable Warrant.

          On July 1, 1994, pursuant to the Secondary (See Note 7), the Underwriter was issued warrants ("New Warrants") to purchase 100,000 shares of Common Stock. Under the terms of the New Warrants, each New Warrant holder is entitled to purchase one share of Common Stock at a price of $4.50 per share commencing July 1, 1995 until June 30, 1999. The New Warrants contain provisions for adjustment to the exercise prices and the number and type of securities issuable upon the exercise of the New Warrants upon the occurrence of certain events including any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The New Warrants grant the holders thereof certain demand and piggyback registration rights for the securities issuable upon exercise thereof. Further, as a result of the Secondary and the 1995 Placement, the exercise price of the Representative's Warrants was reduced to $2.68.

          No additional warrants were exercised and 4,789,199 warrants convertible to 5,600,409 shares of common stock are outstanding as of December 31, 1995.

10.  Research and Development Agreements
     -----------------------------------

          On March 30, 1994, the Company entered into a letter of intent with E. Merck, pursuant to which the two companies will develop Bispecific antibodies for the treatment of certain cancers. The letter of intent provided for funding to the Company of at least $2,750,000 during the period ending March 30, 1995, to conduct clinical trials and additional research.

     On August 16, 1994, the Company and E. Merck agreed to the purchase by E. Merck of 450,000 shares of Common Stock at $7.00 per share, for an aggregate purchase price of $3,150,000, in lieu of the research and development funding noted above. The purchase price represented a premium of $1,000,000 over the then fair market value of the Common Stock. This premium represents consideration paid for clinical trial and research activities to be performed by the Company and is amortized into income as the clinical trial and research activities are performed. At December 31, 1994, $200,000 was recognized as contract revenue and $800,000 is included in the balance sheet as deferred contract revenue. During 1995 the remaining $800,000 of deferred contract revenue was amortized into income.

                                 MEDAREX, INC.
                        (A Development Stage Enterprise)

                         NOTES TO FINANCIAL STATEMENTS

           For the Years Ended December 31, 1993, 1994, and 1995 and
       For the Period From July 15, 1987 (Inception) to December 31, 1995


10.  Research and Development Agreements (con't)
     -------------------------------------------

          On May 17, 1995, the Company announced a collaborative arrangement with Ciba. Under the terms of the arrangement, on June 28, 1995, the Company sold 899,888 shares of Common Stock to Ciba at $4.445 per share, for an aggregate purchase price of $4,000,000. The purchase price represented a premium of approximately $1,140,000 over the then fair market value of the Company's Common Stock. This premium represents consideration paid for research activities performed by the Company and is amortized into income as the clinical trial and research activities are performed. As of December 31, 1995, $666,667 has been recognized as contract revenues and $476,191 is included in the balance sheet as deferred contract revenue.

          The Company spent $3,797,542, $5,905,043 and $6,442,159 during the years ended December 31, 1993, 1994 and 1995, respectively, on activities relating to development of new products, services or techniques or the improvement of existing products, services or techniques. All of 1993 research and development was funded by the Company. In 1994 and 1995, approximately 3% and 12% of the Company's research and development was funded by E. Merck, and in 1995 approximately 10% was funded by Ciba.

11.  Commitments
     -----------

          The Company is a party to a number of license agreements which call for royalties to be paid by the Company if and when the Company commercializes products utilizing the licensed technology.

12.  Segment Information
     -------------------

           All of the Company's operations are based in the United States. Sales to foreign-based customers were as follows:


                                         For the period from
                                         July 15, 1987
                                         (inception) through
           1993       1994      1995     December 31, 1995
           ----       -----     ----     ------------------

Asia      $ 20,855  $ 17,685  $ 18,861       $ 148,479
Europe      96,059    71,075    95,415         455,314
Other        2,790    22,565     7,415          91,071
        ----------  --------  --------  --------------------
Total     $119,704  $111,325  $121,691        $694,864
        ==========  ========  ========  ====================

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

         None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

          The information required herein will be reported in the Company's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 16, 1996, which will be filed on or before April 17, 1996, and is incorporated herein by reference.

ITEM 11.  EXECUTIVE COMPENSATION

          The information required herein will be reported in the Company's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 16, 1996, which will be filed on or before April 17, 1996, and is incorporated herein by reference.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The information required herein will be reported in the Company's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 16, 1996, which will be filed on or before April 17, 1996 and is incorporated herein by reference.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          The information required herein will be incorporated in the Company's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 16, 1996, which will be filed on or before April 17, 1996, and is incorporated herein by reference.

                                    PART IV

    ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

ITEM NUMBER
-----------
(a).1.                       Financial Statements

                             Report of Independent Auditors.

                             Balance Sheets as of December 31, 1994 and 1995.

                             Statements of Operations for the Years Ended
                             December 31, 1993, 1994 and 1995, and for the Period from July 15, 1987 (inception) to December 31, 1995.

                             Statements of Stockholders' Equity for the Period from July 15, 1987 (inception) to December 31, 1995.

                             Statements of Cash Flows for the Years Ended
                             December 31, 1993, 1994 and 1995, and for the Period from July 15, 1987 (inception) to December 31, 1995.

                             Notes to Financial Statements.

(a).2.                       Financial Statement Schedules

                             All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(a).3.                       Exhibits

2.1(1) Certificate of Merger, dated June 15, 1989, including Plan of Merger.

3.1(16)                      Restated Certificate of Incorporation of the
                             Registrant.

3.2(1)                       Amended and Restated By-laws of the Registrant.

4.1(1)                       Form of Specimen of Common Stock Certificate.

4.2(1) Warrant Agreement between the Registrant and Continental Stock Transfer and Trust Company, dated as of June 20, 1991.

4.4(1)                       Form of Specimen of Warrant Certificate.

4.4(9) Amendment No. 1 to Warrant Agreement between the Registrant and Continental Stock Transfer and Trust Company, dated as of December 14, 1992.

4.5(9) Amendment No. 2 to Warrant Agreement between the Registrant and Continental Stock Transfer and Trust Company, dated as of December 18, 1992.

10.1(4)                      Lease of the Registrant's executive offices dated
                             August 1, 1992.

10.2(1) Lease of the Registrant's laboratory facilities (West Lebanon, New Hampshire).

10.3(1)                      1991 Employee Stock Option Plan.

10.4(1) Letter of Intent dated April 25, 1991 between Lower Pyne Associates, L.P. and Medarex, Inc.

ITEM NUMBER
-----------

10.5(1) Joint Venture Agreement by and among Trustees of Dartmouth College, Essex Medical Products, Inc. and the Registrant, dated as of July 15, 1987.

10.6(1) Exclusive License Agreement by and between Trustees of Dartmouth College and the Registrant, dated July 15, 1987.

10.7(1) Non-Exclusive License Agreement by and between Trustees of Dartmouth College and the Registrant, dated July 15, 1987.

10.8(1) Assignment Agreement by and between the Registrant and Michael W. Fanger, dated July 15, 1987.

10.9(1) Consulting Agreement between the Registrant and Michael W. Fanger, dated as of July 15, 1987.

10.10(1) Assignment Agreement by and between the Registrant and Paul M. Guyre, dated July 15, 1987.

10.11(1) Consulting Agreement between the Registrant and Paul M. Guyre, dated as of July 15, 1987.

10.12(1) Assignment Agreement by and between the Registrant and Edward Ball, dated July 15, 1987.

10.13(1) Consulting Agreement between the Registrant and Edward Ball, dated as of July 15, 1987.

10.14(1)                     Stock Purchase Agreement among Essex Vencap, Inc.
                             and Medarex Founders and the Registrant, dated as of June 15, 1989.

10.15(1) Amended and Restated Research and Development and Umbrella Agreement between Fondation Nationale de Transfusion Sanguine and the Registrant, dated March 7, 1991.

10.16(1) AML/SCCL License Agreement between Fondation Nationale de Transfusion Sanguine and the Registrant, dated February 13, 1990.

10.17(1) HIV License Agreement between Fondation Nationale de Transfusion Sanguine and the Registrant, dated February 13, 1990.

10.18(1) HIV Targeting Antibody License Agreement between Fondation Nationale de Transfusion Sanguine and the Registrant, dated February 13, 1990.

10.18A(1)                    Amendment to AML/SCCL License Agreement, the HIV
                             License Agreement and the HIV Targeting Antibody
                             License Agreement dated March 7, 1991.

10.19(1) Medarex Targeted Immunostimulation License Agreement between the Registrant and Fondation Nationale de Transfusion Sanguine, dated March 7, 1991.

10.20(1) FNTS Targeted Immunostimulation License Agreement between Fondation Nationale de Transfusion Sanguine and the Registrant, dated March 7, 1991.

10.21(1) Agreement of SmithKline Beecham Pharmaceuticals and the Registrant with respect to Research Collaboration, dated February 1, 1990.

10.21A(1)                    Amendment to Agreement of SmithKline Beecham
                             Pharmaceuticals and the Registrant with respect to Research Collaboration dated July 5, 1990.

10.22(1) Research Agreement between the Registrant and The Upjohn Company, dated October 18, 1990.

ITEM NUMBER
-----------

10.23(1) Agreement dated as of May 16, 1991 by and among Trustees of Dartmouth College and the Registrant relating to the assignment of certain patents and the modification of the Joint Venture Agreement.

10.24(1) Assignment of certain patent rights by Trustees of Dartmouth College to the Registrant dated May 16, 1991.

10.25(1)                     Loan Agreement by and between Dr. Edward Ball, Dr.
                             Paul Guyre, Dr. Donald Drakeman, Dr. Michael
                             Fanger, and First New Hampshire Bank of Lebanon, dated October 25, 1990.

10.26(1) Security Agreement between the Registrant and First New Hampshire Bank of Lebanon, dated October 25, 1990.

10.27(1) Distribution Agreement between the Registrant and Funakoshi Pharmaceutical Co., Ltd., dated as of June 1, 1989, expiring May 31, 1990.

110.28(1)                    Employment Agreement by and between the Registrant
                             and Dr. Donald Drakeman, dated as of April 1, 1991, as amended.

10.29(1) Employment Agreement by and between the Registrant and Dr. Nathan B. Dinces, dated as of April 1, 1991, as amended.

10.30(1) Form of Financial Advisory and Investment Banking Agreement between the Registrant and Josephthal Lyon & Ross Incorporated.

10.31(1) License Agreement between the Registrant and Chiron Corporation (formerly Cetus Corporation) dated as of February 19, 1991.

10.32(1) Form of invention and confidential information agreement between registrant and its employees.

10.33(1)                     Stock Purchase Plan.

10.34(1) Settlement Agreement by and between the Registrant and Fondation Nationale de Transfusion Sanguine, dated December 9, 1991.

10.35(1) Amended and Restated HIV Targeting Antibody License Agreement by and between the Registrant and Fondation Nationale de Transfusion Sanguine, dated December 9, 1991.

10.36(2) HBV Cell Line License Agreement by and between the Registrant and Fondation Nationale de Transfusion Sanguine, dated December 9, 1991.

10.37(3) Employment Agreement by and between the Registrant and Michael A. Appelbaum, dated as of July 29, 1991.

10.38(4) Agreement dated November 28, 1991 between Scotgen Limited and the Company pertaining to the genetic engineering of one of the Company's antibodies.

10.39(5)                     Amended and Restated 1987 Stock Option Plan.

10.40(6) Letter of Intent between Registrant and The Bayson Company dated March 16, 1992.

10.41(6) Form of Consulting Agreement between the Registrant and Paul M. Guyre, dated as of March 17, 1992.

10.42(6) Form of Consulting Agreement between the Registrant and Edward Ball, dated as of March 17, 1992.

10.43(6) Form of Consulting Agreement between the Registrant and Michael W. Fanger, dated as of March 17, 1992.

ITEM NUMBER
-----------

10.44(6) Agreement In Principle dated as of July 10, 1992 between the Registrant and Dr. Daniel Beck of Centre Hospitalier Universiter Vaudrois.

10.45(6) Agreement In Principle dated as of July 23, 1992 by and among Institut Curie, Immuno-Designed Molecules, SARL and the Registrant.

10.46(7) Underwriting Agreement by and between the Registrant and Rosenkrantz Lyon & Ross Incorporated as Representative of the Several Underwriters, dated June 20, 1991.

10.47(9) Placement Agent Agreement between the Registrant and Josephthal Lyon & Ross Incorporated, dated as of November 13, 1992.

10.48(9) Placement Agent Warrant Agreement between the Registrant and Josephthal Lyon & Ross Incorporated, dated as of December 14, 1992. Placement Agent Agreement between the Registrant and Josephthal Lyon & Ross Incorporated, dated as of December 17, 1992.

10.50(9) Placement Agent Warrant Agreement between the Registrant and Josephthal Lyon & Ross Incorporated, dated as of December 18, 1992.

10.51(8)                     1992 Employee Stock Option Plan.

10.52(10)                    Lease of Registrant's Laboratory Facility
                             (Annandale, New Jersey).

10.53(11)                    Amendment to Lease of Registrant's Laboratory
                             Facility (Annandale, New Jersey).

10.54(11)                    Employment Agreement by and between the Registrant
                             and Yashwant M. Deo, dated as of
                             July 8, 1993.

10.55(12)                    Financing Agreement dated as of December 1, 1993 by
                             and among the Registrant, G. Musuri S.A. and IDM
                             S.A.

10.56(12)                    Consulting Agreement dated February 10, 1994 by and
                             between the Registrant and Dr. Julius A. Vida.

10.57(13)                    Letter of Intent dated March 30, 1994 between the
                             Registrant and E. Merck.

10.58(14)                    Sublease of Registrant's Laboratory Facility (W.
                             Lebanon, New Hampshire).

10.59(14)                    Sublease of Registrant's Executive Office
                             (Princeton, New Jersey).

10.60(15)                    Sublease of the Company's New Hampshire Facility
                             dated May 25, 1994.

10.61 (9)                    1995 Stock Option Plan

10.61A(17)                   Amendment to the Financing and Option Agreement of
                             December 1, 1993 by and among the Registrant, G.
                             Musuri S.A. and IDM S. A.

10.62(9) Stock Purchase Agreement dated May 16, 1995 between the Registrant and Ciba-Geigy Limited.

10.63(9) Development and Commercialization Agreement dated May 16, 1995 between the Registrant and Ciba-Geigy Limited.

10.64(9) Registration Rights Agreement dated May 16, 1995 between the Registrant and Ciba-Geigy Limited.

11                           Statement re: computation of per share earnings.

 ITEM NUMBER
-------------

22(1)          Subsidiaries of the Registrant.

23.1           Consent of Ernst & Young LLP.

-------------------
(1) Incorporated by reference to the identically numbered exhibit to the Registrant's Registration Statement on Form S-1 (File No. 33-39956) filed on April 12, 1991.
(2) Incorporated by reference to the identically numbered exhibit to the Registrant's Current Report on Form 8-K dated December 20, 1991.
(3) Incorporated by reference to exhibit number 10.33 to the Registrant's Current Report on Form 8-K dated August 9, 1991.
(4) Incorporated by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K filed on March 6, 1992.
(5) Incorporated by reference to exhibit number 4 to the Registrant's Registration Statement on Form S-8 (File No. 33-44276) filed on November 29, 1991.
(6) Incorporated by reference to the identically numbered exhibit to the Registrant's Registration Statement on Form S-1 (File No. 33-46509) filed on March 18, 1992.
(7) Incorporated by reference to the exhibit number 1.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-39956) filed on April 12, 1991.
(8) Incorporated by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K filed on March 15, 1993.
(9) Incorporated by reference to the identically numbered exhibit to the Registrant's Post-Effective Amendment No. 5 to Registration Statement on Form S-1 (File No. 33-57366) filed on September 15, 1995.
(10) Incorporated by reference to the identically numbered exhibit to the Registrant's Quarterly Report on Form 10-Q filed on May 14, 1993.
(11) Incorporated by reference to the identically numbered exhibit to the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1993.
(12) Incorporated by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K filed on February 15, 1994.
(13) Incorporated by reference to the identically numbered exhibit to the Registrant's Registration Statement on Form S-1 (File No. 33-75324) filed on June 28, 1994.
(14) Incorporated by reference to the identically numbered exhibit to the Registrant's Quarterly Report on Form 10-Q filed on May 13, 1994.
(15) Incorporated by reference to the identically numbered exhibit to the Registrant's Quarterly Report on Form 10-Q filed on August 12, 1994.
(16) Incorporated by reference to the identically numbered exhibits to the Registrant's Registration Statement on Form S-1 (File No. 33-98244) filed on July 26, 1995.
(17) Incorporated by reference to the identically numbered exhibits to on Form 10-Q filed on May 11, 1995. the Registrant's Quarterly Report

     (b) Reports on Form 8-K

         None

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 23, 1996.


                                    MEDAREX, INC.

                                    By:  /s/ Donald L. Drakeman
                                         ----------------------
                                    Donald L. Drakeman
                                    President and Chief Executive Officer



Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated and on the dates indicated.


PRINCIPAL EXECUTIVE OFFICER AND
DIRECTOR:                         /S/ DONALD L. DRAKEMAN   FEBRUARY 23, 1996
                                  -----------------------  -----------------
   Director, President and        Donald L. Drakeman
   Chief Executive Officer


PRINCIPAL FINANCIAL OFFICER,
ACCOUNTING OFFICER AND DIRECTOR:    /S/ MICHAEL A. APPELBAUM  FEBRUARY 23, 1996
                                    ------------------------  -----------------
Director, Sr. Vice President          Michael A. Appelbaum
   and Chief Financial Officer

DIRECTORS:

/s/ Charles R. Schaller             February 23, 1996
----------------------------------  ------------------------
   Charles R. Schaller
   Chairman of the Board

/s/ Michael W. Fanger               February 23, 1996
----------------------------------  ------------------------
   Michael W. Fanger

/s/ Irwin Lerner                    February 23, 1996
----------------------------------  ------------------------
   Irwin Lerner

/s/ Julius A. Vida                  February 23, 1996
----------------------------------  ------------------------
   Julius A. Vida

                               INDEX TO EXHIBITS



                                               Sequential
               Description                     Page Numbers
               -----------                     ------------


11    Statement Regarding Computation of            49-50
      Per Share Earnings

23.1  Consent of Ernst & Young LLP                  51-52

                                   EXHIBIT 11



                        Statement Regarding Computation
                             of Per Share Earnings

                                                                      EXHIBIT 11


                                 MEDAREX, INC.

                 EXHIBIT 11--COMPUTATION OF EARNINGS PER SHARE

                                                  YEARS ENDED DECEMBER 31,
                                          ----------------------------------------
                                                 1993          1994          1995
                                          -----------   -----------   -----------
PRIMARY:
Actual shares outstanding at year end...    6,372,008     8,713,738    11,818,626
Average shares outstanding..............    6,304,146     7,269,438     9,455,010
Net loss................................  $(5,415,297)  $(7,236,093)  $(6,509,310)
Net loss per share......................  $     (0.86)  $     (1.00)  $     (0.69)
FULLY DILUTED:
Average shares outstanding and common      11,072,931    11,854,172    14,065,942
 stock equivalents......................
Shares to be issued in the event of           208,785       204,691       140,351
 certain contingencies..................  -----------   -----------   -----------
                                           11,281,716    12,058,863    14,206,293
Net loss................................  $(5,415,297)  $(7,236,093)  $(6,509,310)
Plus interest income....................      890,357     1,594,715       867,253
Adjusted net income/(loss)..............   (4,524,940)   (5,641,378)   (5,642,057)
Net income/(loss) per share.............  $     (0.40)  $     (0.47)  $     (0.40)


                                  EXHIBIT 23.1


                          Consent of Ernst & Young LLP

                                                                    Exhibit 23.1



                        Consent of Independent Auditors
                        -------------------------------



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-71346) pertaining to the Amended and Restated 1991 Stock Option Plan of Medarex, Inc., in the Registration Statement (Form S-8 No. 33-71350) pertaining to the 1992 Stock Option Plan of Medarex, Inc., in the Registration Statement (Form S-8 No. 33-71348) pertaining to the Amended and Restated EMP Stock Option Plan of Medarex, Inc., in the Registration Statement (Form S-8 No. 33-80211) pertaining to the Amended and Restated 1987 Stock Option Plan of Medarex, Inc., in the Registration Statement (Form S-8 No. 33-80213) pertaining to the 1994 Stock Option Plan of Medarex, Inc. and in the Registration Statement (Form S-8 No. 33-80215) pertaining to the 1995 Stock Option Plan of Medarex, Inc. of our report dated February 2, 1996, with respect to the financial statements of Medarex, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 1995.



Princeton, New Jersey
March 12,1996